      As filed with the Securities and Exchange Commission on June 7, 2001
                           Registration No. 333-57120



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                             Amendment No. 2 to the
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                          ----------------------------


                      BEACH FIRST NATIONAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)


          South Carolina                          57-1030117
          --------------                          ----------
(State or other jurisdiction of       (I.R.S.  Employer Identification No.)
incorporation or organization)


               1550 Oak Street, Myrtle Beach, South Carolina 29577
                                 (843) 626-2265

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Walter E. Standish, III
                                    President
                                 1550 Oak Street
                       Myrtle Beach, South Carolina 29577
                                 (843) 626-2265
                              (843) 916-7818 (Fax)

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

      Copies of all communications, including copies of all communications sent to agent for service, should be sent to:


Neil E. Grayson, Esq.                        George S. King, Jr., Esq.
William A. McCormick, Esq.                   Joseph D. Clark, Esq.
Nelson Mullins Riley & Scarborough, L.L.P.   Haynsworth Sinkler Boyd, P.A.
Poinsett Plaza, Suite 900                    The Palmetto Center, Suite 1200
104 South Main Street                        1426 Main Street
Greenville, South Carolina 29601             Columbia, South Carolina 29211-1889
Telephone:  (864) 250-2300                   Telephone:  (803) 779-3080
Fax:  (864) 232-2925                         Fax:  (803) 765-1243


Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.



If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.( )
If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: ( )
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )


                         CALCULATION OF REGISTRATION FEE


Title of each class of                       Proposed       Proposed Maximum
   securities to be       Amount to be   Maximum offering       Aggregate          Amount of
     registered            Registered     price per unit     offering price    registration fee
    Common Stock            522,727          $12.50           $6,534,087.50       *$1,633.52



    *We previously paid $1,250 with our initial filing. We are submitting an additional $383.52 in connection with this filing.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JUNE 7, 2001
PROSPECTUS
                         454,545 SHARES OF COMMON STOCK

                                BEACH FIRST LOGO
                                  COMMON STOCK

     We are offering shares of common stock of Beach First National Bancshares, Inc. to fund the expansion of our subsidiary, Beach First National Bank. We anticipate that the public offering price will be between $10.50 and $12.50 per share. See "Underwriting" for the factors considered in determining the public offering price. Prior to the offering, there has been only limited trading in our common stock and no established market for the common stock has existed. Following the offering, we anticipate that the common stock will be quoted on the OTC Bulletin Board under the symbol "BFNB."
                  INVESTING IN OUR COMMON STOCK INVOLVES RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            PER SHARE      TOTAL
                                            ---------   -----------
Price to Public...........................   $          $
Underwriting Discounts and Commissions....   $          $
Proceeds to Beach First...................   $          $

     Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in the common stock, on a per share basis, ranged from $11.00 to $13.00 from January 1, 2000 through May 15, 2001.

     Subject to the terms and conditions of the underwriting agreement, the underwriter, Scott & Stringfellow, Inc., has agreed to purchase from us 454,545 shares of common stock. The underwriter will resell these shares to investors.
We will pay an underwriter's discount of $     per share. We will not pay the
underwriter's discount for up to 150,000 shares of common stock sold to our directors and executive officers and their family members. The total underwriter's discount in the table above assumes our payment of the
underwriter's discount on        shares. In addition to the discount, we will
pay the underwriter a financial advisory fee of up to $72,000, which is included in the total underwriter's discount above. Scott & Stringfellow, Inc. has the
right to purchase up to an additional 68,182 shares of common stock at $     per
share, less the underwriter's discount of $     per share, within 30 days from
the date of this prospectus to cover over-allotments.
                            PLEASE NOTE THAT THESE SECURITIES:

                            - ARE NOT BANK ACCOUNTS OR DEPOSITS;
                            - ARE NOT FEDERALLY INSURED BY THE FDIC; AND
                            - ARE NOT INSURED BY ANY OTHER STATE OR FEDERAL AGENCY.
                           SCOTT & STRINGFELLOW, INC.
                                     , 2001

                      BEACH FIRST NATIONAL BANCSHARES, INC.






                                     [MAP]




                                    [PHOTO]



                              "Getting to Know You"

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OTC BULLETIN BOARD OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


         We encourage you to read the entire prospectus carefully before investing. Unless otherwise stated, all information in this prospectus assumes that the underwriter will not exercise its over-allotment option.

                                   BEACH FIRST


         We conduct a community-oriented commercial and retail banking business, focusing on the needs of individuals and small businesses in Myrtle Beach, South Carolina and the surrounding communities. We commenced operations on September 23, 1996 and completed our fourth full year of operations on December 31, 2000. From the outset, we have emphasized our local management and ownership. We have grown steadily each year, increasing from $27.0 million in total assets at December 31, 1997 to $38.0 million at December 31, 1998, $46.2 million at December 31, 1999, $63.8 million at December 31, 2000, and $69.0 million at March 31, 2001. We enjoyed our first quarterly profit in the second quarter of 1999, and we have been profitable in each subsequent quarter through the date of this prospectus. As a result, we reduced our retained deficit from $687,898 to $457,175, during the year ended December 31, 2000, a reduction of 33.5%, and to $347,394 at March 31, 2001.


         In the first quarter of 2000, Walter E. Standish, III became our new president and chief executive officer. Mr. Standish has strong ties to the business community in Myrtle Beach, having served in Myrtle Beach for over ten years, including as Bank of America's retail executive for the Grand Strand from 1990 to 1995. During this period, Mr. Standish led Bank of America's expansion on the Grand Strand from three to 13 branches. Mr. Standish ran Bank of America's Charleston regional office from 1995 to 1997 and its greater Charlotte regional office from 1997 until Mr. Standish returned to Myrtle Beach and joined us in early 2000.

         We believe we can capitalize on Mr. Standish's return to Myrtle Beach. Under Mr. Standish's leadership, we have already begun to grow more rapidly. Our total assets were $63.8 million at December 31, 2000, a 38% increase over our $46.2 million in total assets at December 31, 1999. Our net income was $230,723 for the year ended December 31, 2000, versus $52,921 for the same period in 1999, a 336% increase. By March 31, 2001, our total assets had grown to $69.0 million, and our net income for the first quarter of 2001 was $109,782.

                    WHY WE ARE EXPANDING IN THE GRAND STRAND


         Myrtle Beach, and therefore our bank, is located at the center of the Grand Strand, a 60-mile portion of South Carolina's Atlantic coast that stretches southward from the state line at Little River to the City of Georgetown. Myrtle Beach, and much of the Grand Strand, is located on the eastern edge of Horry County, South Carolina. We believe the Grand Strand will continue to grow and provide us with a favorable business climate to expand our operations. This belief is supported by statistics and publications, some of which are described below and which we more fully discuss in the section entitled "Business - Location and Service Area."


         The population of Horry County increased by over 21%, from 144,053 in 1990 to an estimated 174,762 in 1998, and is projected to reach 202,500 in 2005 and 225,800 in 2010. Horry County's per capita income rose 16.4% from $19,830 in 1995 to $23,088 in 1998, while median family income rose 14.8% from $32,500 to $37,300 for the same period. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. The American Automobile Association has rated Myrtle Beach to be the nation's second most popular tourist destination, trailing only Orlando, Florida. The Grand Strand hosts an estimated 13.5 million visitors annually. The sporting season lasts for approximately ten months and the entertainment and retail industries operate year-round.

         The combination of residents and visitors supports real estate development, construction, healthcare, and education. For example, from 1994 to 1999 on the Grand Strand the dollar value of:

         - Permits for single family residential housing rose from $169 million to $323 million, up 91%.
         - Permits for multi-family residential housing rose from $66 million to $277.5 million, up 320%.
         - Taxable retail sales rose from $4.3 billion to $6.6 billion, up 53%.

         We believe that the Grand Strand's demographics and economics favor the expansion of community-based banking services. We target our marketing efforts toward individuals and small businesses. We particularly target retirees and other new residents, new businesses, and current customers of large national and regional banks. We intend to use the proceeds of this offering to support our continued growth through our existing office and by opening three additional branches in the next 18 to 24 months in the Myrtle Beach area. In November 2000, we broke ground for our first branch, which will be located at the northwest corner of the intersection of South Carolina Highway 544 and U.S. 17 Bypass in Surfside Beach. We expect to open this branch in June 2001.

         Our principal executive offices are located at 1550 Oak Street, Myrtle Beach, South Carolina. Our telephone number is (843) 626-2265.

                                  THE OFFERING


         The following information does not include 88,862 shares of common stock issuable upon the exercise of outstanding stock options or up to 68,182 shares of common stock which we will sell if the underwriter exercises its over-allotment option.



Common stock offered                                    454,545 shares

Common stock outstanding prior to the offering          737,368 shares

Common stock to be outstanding after the offering       1,191,913 shares

Use of proceeds                                         We will use the net proceeds of this offering to
                                                        support our continued growth and expansion,
                                                        including approximately $3.6 million for the
                                                        opening of three new branch offices, to establish a
                                                        mortgage lending business, and for other general
                                                        corporate purposes.  See "Use of Proceeds."


                                  RISK FACTORS

         Prior to making an investment decision, you should read carefully the "Risk Factors" section, beginning on page 6, for a discussion of specific risks related to an investment in our common stock.

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


The following consolidated financial data for each of the three years ended December 31, 2000, 1999, and 1998 and the three months ended March 31, 2001 and 2000 are derived from our financial statements and other data about us. The consolidated balance sheets as of December 31, 2000, and December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000 were audited by Elliott Davis & Co., L.L.P., our independent certified public accountants. The consolidated data for the three months ended March 31, 2001 and 2000 have not been audited but, in our opinion, contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position and results of operations for such periods in accordance with generally accepted accounting principles. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.




                                                       THREE MONTHS ENDED MARCH 31,               YEAR ENDED DECEMBER 31,
                                                       ----------------------------      ----------------------------------------
                                                          2001             2000              2000           1999           1998
                                                       -----------      -----------      -----------      --------      ---------
STATEMENT OF OPERATIONS DATA:
   Net interest income ...........................     $       617      $       499      $     2,184      $  1,682      $   1,147
   Provision for loan losses .....................              70               39              251           154            272
   Noninterest income ............................              82               62              293           155            137
   Noninterest expense ...........................             455              445            1,850         1,596          1,316
   Net income (loss) after tax ...................             110               48              231            53           (233)
BALANCE SHEET DATA:
   Total assets ..................................     $    68,980      $    49,125      $    63,770      $ 46,155      $  37,945
   Earning assets ................................          65,340           46,423           60,270        41,412         34,608
   Investment securities .........................           7,525            9,141            8,186         9,283         11,525
   Loans, net of unearned income .................          51,521           37,073           45,622        32,538         21,096
   Allowance for loan losses .....................             639              442              569           409            264
   Deposits ......................................          61,697           39,482           56,727        36,836         31,135
   Shareholders' equity ..........................           6,894            6,304            6,729         6,313          6,474
BASIC SHARE DATA:
   Net income (loss) per share ...................     $       .15      $       .07      $       .31      $    .07      $    (.32)
   Book value per share (period end) .............            9.35             8.57             9.13          8.58           8.80
   Weighted average shares outstanding ...........         737,368          735,868          736,118       735,868        735,868
PERFORMANCE RATIOS:
   Return on average assets ......................             .69%             .41%             .41%          .13%         (0.72)%
   Return on average equity ......................            6.54%            3.07%            3.54%          .83%         (3.53)%
   Equity to assets (average) ....................           10.54%           13.43%            11.8%        15.70%         20.30%
   Net interest margin ...........................            4.05%            4.54%            4.15%         4.47%          3.90%
   Efficiency Ratio ..............................            65.0%            80.3%            74.7%         86.9%         102.0%
ASSET QUALITY RATIOS:
   Allowance for loan losses to period end
     loans .......................................            1.24%            1.19%            1.25%         1.26%          1.25%
   Net charge-offs to average loans ..............              --              .02%             .23%          .03%          1.14%
   Nonperforming assets to period end loans
     and foreclosed property .....................             .19%              --              .23%           --             --
   Nonperforming assets to period end total                                                                                    --
     assets ......................................             .14%              --              .16%           --             --
CAPITAL AND LIQUIDITY RATIOS:
   Leverage ......................................            10.7%            12.2%             9.4%         12.7%          15.1%
   Risk-based capital
     Tier 1 ......................................            13.2%            15.1%            12.6%         16.5%          22.7%
     Total .......................................            14.4%            16.3%            13.8%         17.7%          23.8%
   Average loans to average deposits .............            84.0%            91.9%            80.7%         96.6%          73.5%

                                  RISK FACTORS

         An investment in our common stock involves a significant degree of risk, and you should not invest in our common stock unless you can afford to lose some or all of your investment. The following is a summary of what we believe are the most significant risks of an investment in our common stock. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

OPENING NEW BRANCHES MAY NOT RESULT IN INCREASED ASSETS OR REVENUES FOR US.

         We will use the proceeds of this offering to increase our capital position and support our proposed growth and expansion, including the establishment of three additional branch offices over the next 18 to 24 months. There is a risk that we will be unable to manage our growth, as the process of opening new branch offices may divert our time and resources. Although we anticipate opening one branch site in June 2001, there is also a risk we may not be able to identify additional acceptable sites or be able to lease or purchase the sites on acceptable terms. There is a risk that we may fail to open any additional branch offices, and a risk that, if we do open these offices, they may never become profitable. Because of our short history and the significance of this proposed growth and branch expansion, our historical results of operations are not necessarily indicative of our future operations.

THE LOSS OF OR FAILURE TO HIRE ADDITIONAL KEY PERSONNEL COULD HURT OUR BUSINESS.

         Our success depends upon the continued service of our senior management team and key technical personnel. In March 2000, we replaced our chief executive officer with Walter E. Standish, III. In November 2000, we added Stephanie L. Vickers as our chief financial officer. Ms. Vickers continues to serve as our chief financial officer despite her relocation to Atlanta, Georgia in April 2001. We anticipate that Ms. Vickers will continue to serve as our chief financial officer until we are able to employ her replacement. We have not yet employed a replacement for Ms. Vickers. Our senior lender and executive vice president is Mary Katharine ("Katie") Huntley. Our senior vice president is Julien E. Springs. If we lose the services of Mr. Standish, Ms. Huntley, or Mr. Springs, or if we are unable to attract a qualified replacement for Ms. Vickers or unable to recruit additional qualified personnel, our business could be materially and adversely affected. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required to carry out our strategy.

WE FACE STRONG COMPETITION FOR CUSTOMERS, WHICH COULD PREVENT US FROM OBTAINING CUSTOMERS AND MAY CAUSE US TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.


         We encounter strong competition from existing banks and other types of financial institutions operating in the Grand Strand and elsewhere. Some of these competitors have been in business for a long time and have already established their customer bases and name recognition. Most are larger than we are and have greater financial and personnel resources. Some are large national and regional banks, like BB&T, Bank of America, First Union, and Wachovia. These institutions offer services, such as extensive and established branch networks and trust services, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to our bank. See "Business - Competition" on page 32.


OUR DECISIONS REGARDING CREDIT RISK AND RESERVES FOR LOAN LOSSES MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Making loans and other extensions of credit are essential elements of our business, and we recognize there is a risk that our loans or other extensions of credit will not be repaid. The risk of nonpayment is affected by a number of factors, including:

         -        the duration of the credit;
         -        credit risks of a particular customer;
         -        changes in economic and industry conditions; and
         - in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

         We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

         - an ongoing review of the quality, mix, and size of our overall loan portfolio;
         -        our historical loan loss experience;
         -        evaluation of economic conditions;
         - regular reviews of loan delinquencies and loan portfolio quality; and
         - the amount and quality of collateral, including guarantees, securing the loans.

         There is no precise method of predicting credit losses, and therefore we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITABILITY.

         Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expenses on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

AN ECONOMIC DOWNTURN, ESPECIALLY ONE AFFECTING THE GRAND STRAND OF SOUTH CAROLINA, COULD REDUCE OUR CUSTOMER BASE, OUR LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

         An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce the level of deposits in the bank. This would hurt our business. Interest received on loans represented approximately 80% of our interest income for the year ended December 31, 2000. If an economic downturn occurs in the economy as a whole, or in the Grand Strand area, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

RECENT LEGISLATION WILL CHANGE THE WAY FINANCIAL INSTITUTIONS CONDUCT THEIR BUSINESS, AND WE CANNOT PREDICT THE EFFECT IT WILL HAVE UPON US.


         The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Act will have on us. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. We cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation.


OUR STOCK IS NOT TRADED ON AN ESTABLISHED EXCHANGE.

         Prior to this offering, there has been no established or other active or liquid market for our common stock. Following the offering, we expect our stock to be quoted on the OTC Bulletin Board. The transactions on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. We do not expect an active trading market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because of the relatively small size of both this offering and our shareholder base, we do not expect to have enough shareholders or outstanding shares to support an active trading market. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock.


OUR STOCK PRICE MAY FLUCTUATE AND BE VOLATILE.

         The prices at which our stock has traded may not be indicative of future market prices. As a result, the trading price of our common stock could fluctuate significantly. Volatility in our stock price could also result from the following factors, among others:

         -        variations in quarterly operating results;
         - announcements of technological innovations or new services or products and services by us or our competitors;
         -        changes in financial estimates by securities analysts;
         - the operating and stock price performance of other companies in our industry; and
         -        general stock market or economic conditions.

         The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. We cannot guarantee that investors will be able to sell their shares at or above our offering price or at all.

WE HAVE IMPLEMENTED ANTI-TAKEOVER DEVICES THAT COULD MAKE IT MORE DIFFICULT FOR ANOTHER COMPANY TO PURCHASE US, EVEN THOUGH SUCH A PURCHASE MAY INCREASE SHARE VALUE.


         In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase our company without approval of our board of directors. As a result, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See "Description of Securities - Anti-takeover Effects" on page 48.


WE HAVE BROAD DISCRETION IN ALLOCATING THE NET PROCEEDS FROM THIS OFFERING.

         We intend to use the net proceeds from this offering to support loan growth, to expand through new branches, and for general corporate purposes. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS


         This prospectus contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:



         - significant increases in competitive pressure in the banking and financial services industries;
         - changes in the interest rate environment which could reduce anticipated or actual margins;
         - changes in political conditions or the legislative or regulatory environment;
         - general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
         -        changes occurring in business conditions and inflation;
                  changes in technology;
         -        changes in monetary and tax policies;

         -        changes in the securities markets; and
         - other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.


                                 USE OF PROCEEDS


         We estimate that we will receive net proceeds of approximately $____ million from the sale of the common stock in the offering, based upon a public offering price of $_____ per share and after deducting the underwriting discount and commissions. If the underwriter exercises its over-allotment option in full, we will receive approximately $___ million in additional proceeds, after deduction of the underwriting discount.


         We intend to use approximately $1.2 million of the net proceeds to construct and outfit our branch facility at the intersection of South Carolina Highway 544 and U.S. Highway 17 Bypass in Surfside Beach. We also plan to open two additional branches in the next 18 to 24 months, and we anticipate spending approximately $1.2 million for each of these branches, although the actual cost could be significantly higher.

         We will use the remaining proceeds of the offering to support initial loan growth at the new branch offices, as well as at our main office, to establish a mortgage lending business, and for other general corporate purposes. We intend to invest any proceeds not immediately required for the purposes described above in United States government securities, short-term certificates of deposit, money market funds, as a deposit with Beach First National Bank, or in other short-term interest-bearing investments.

                             MARKET FOR COMMON STOCK

         We expect that the common stock will be quoted on the OTC Bulletin Board under the trading symbol "BFNB." We also anticipate that, upon completion of the offering, Scott & Stringfellow, Inc. will act as a "market maker" in our common stock. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, on the existence of willing buyers and sellers, the presence of which is not within our control, the control of Scott & Stringfellow, Inc., or the control of any other market maker.

         We may eventually apply for listing on the Nasdaq National Market or an exchange if we meet the listing qualifications and believe such listing to be in our best interest. There is no assurance that we will apply for or be accepted for listing within any particular period of time, if at all. The decisions of whether to apply for listing and which market or exchange we may apply to have not yet been made and remain wholly within our discretion.

         As of the date of this prospectus, there were 737,368 shares of common stock outstanding held by approximately 915 shareholders of record. All but 1,500 shares of our currently issued and outstanding common stock was issued in our initial public offering on September 23, 1996. The price per share in the initial public offering was $10.00. There is currently no established public trading market in the common stock, and trading and quotations of the common stock have been limited and sporadic. Because there has not been an established market for our common stock, we may not be aware of all prices at which the common stock has been traded. We have not determined that the trades of which we are aware were the result of arm's length negotiations between the parties. Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in the common stock, on a per share basis, ranged from $10.00 to $11.00 during 1997, from $11.00 to $14.00 during 1998, from $13.00 to $14.00 during 1999, and from $11.00 to $13.00 from
January 1, 2000 through December 31, 2000. We are not aware of any trades in 2001. There is no assurance that these prices reflect the market value of our common stock.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. In addition, the Office of the Comptroller of the Currency regulates the dividends payable by our subsidiary, Beach First

National Bank. Our ability to pay dividends is dependent on our receiving dividends from our bank subsidiary. See "Supervision and Regulation - Beach First National Bank - Dividends" on page 37.


                                    DILUTION


         Dilution per share to new investors represents the amount per share paid by investors in this offering less the pro forma book value of the common stock immediately following the offering. Our book value as of March 31, 2001 was $6.9 million, or $9.35 per share of common stock. The formula for calculating book value per share is total assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of 454,545 shares of common stock in this offering (assuming an offering price of $11.50 per share) and our application of the estimated net proceeds as set forth under "Use of Proceeds," our adjusted net tangible book value as of March 31, 2001 would have been $11.6 million, or $9.70 per share. This amount represents an immediate increase in net tangible book value of $0.35 per share to existing shareholders and an immediate dilution of $1.80 per share to new investors. We illustrate this per share dilution in the following table:




         Assumed offering price per share...............................                $ 11.50
                Net book value per share as of March 31, 2001...........   $ 9.35
                Increase in net book value per share attributable
                to new investors........................................      .35
                                                                           ------
         Adjusted net book value after the offering.....................                   9.70
                                                                                        -------
         Dilution per share to new investors............................                $  1.80
                                                                                        =======



         In the following table we summarize the number of shares of common stock we have sold prior to this offering and the number of shares we will sell in this offering, and the total cash consideration and average price per share paid by our existing shareholders and to be paid by new investors in this offering (based on an assumed public offering price of $11.50 per share).



                                   SHARES PURCHASED      TOTAL CASH CONSIDERATION     AVERAGE PRICE
                                ----------------------   ------------------------     -------------
                                  NUMBER       PERCENT      AMOUNT        PERCENT       PER SHARE
                                ---------      -------   -----------      -------     -------------
Existing shareholders......       737,368       61.9%    $ 7,372,180       58.5%         $  10.00
New investors..............       454,545       38.1%      5,227,268       41.5%         $  11.50
                                ---------      -----     -----------      -----
     Total.................     1,191,913      100.0%    $12,599,448      100.0%
                                =========      =====     ===========      =====


         The computations do not reflect the 88,862 shares of common stock issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $10.24 per share. Upon issuance of these additional shares, new investors may incur further dilution.

                                 CAPITALIZATION


         The following table sets forth our consolidated capitalization at March 31, 2001, and as adjusted to reflect the sale of 454,545 shares of common stock in this offering at an assumed public offering price of $11.50 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds." The following information does not include 88,862 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2001, at a weighted average exercise price of $10.24 per share.



                                                                                      MARCH 31, 2001
                                                                               -----------------------------
                                                                                 ACTUAL          AS ADJUSTED
                                                                               -----------      ------------
    SHAREHOLDERS' EQUITY:
      Preferred stock, par value $1.00 per share, 10,000,000 shares
        authorized, no shares issued or outstanding ......................              --                --
      Common stock, par value $1.00 per share; 10,000,000 shares authorized, 737,368 shares issued and outstanding - actual;
        1,191,913 shares issued and outstanding - as adjusted ............     $   737,368      $  1,191,913
      Additional paid-in capital .........................................       6,489,981        10,707,545
      Retained deficit ...................................................        (347,394)         (347,394)
      Accumulated other comprehensive income .............................          13,827            13,827
                                                                               -----------      ------------
    Total shareholders' equity ...........................................     $ 6,893,782      $ 11,565,891
                                                                               ===========      ============

                          SUMMARY FINANCIAL PERFORMANCE
                                 (IN THOUSANDS)
The following charts graphically depict selected measures of our financial performance for the years ended December 31, 1997, 1998, 1999 and 2000.



[TOTAL REVENUES CHART]                       [NET INCOME (LOSS) CHART]






[TOTAL ASSETS, TOTAL LOANS CHART]            [TOTAL DEPOSITS CHART]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


         We commenced operations on September 23, 1996 and completed our fourth full year of operations on December 31, 2000. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership. We have grown steadily each year, increasing from $27.0 million in total assets at December 31, 1997 to $38.0 million at December 31, 1998, $46.2 million at December 31, 1999, and $63.8 million at December 31, 2000. We enjoyed our first quarterly profit in the second quarter of 1999, and we have been profitable each subsequent quarter through the date of this prospectus.


         In March 2000, Walt Standish became our new president and chief executive officer. Mr. Standish has strong ties to the business community in Myrtle Beach, having served as Bank of America's retail executive for the Grand Strand from 1990 to 1995. Under Mr. Standish's leadership, we have begun to grow more rapidly. Our total assets have increased to $63.8 million at December 31, 2000, a 38% increase since December 31, 1999, and our net income was $231,000 for the year ended December 31, 2000, an increase of $178,000, or 336%, over the same period in 1999.

         The following table sets forth selected measures of our financial performance for the periods indicated:


                                                     YEARS ENDED DECEMBER 31,
                                --------------------------------------------------------------
                                   2000             1999            1998               1997
                                -----------     -----------     ------------      ------------
    Total Revenues (1) ....     $ 2,226,214     $ 1,837,082     $  1,284,571      $    776,565
    Net Income (loss) .....         230,723          52,921         (233,183)         (246,389)
    Total Assets ..........      63,770,016      46,155,395       37,944,622        26,938,244
    Total Loans ...........      45,622,155      32,537,992       21,095,556        11,288,106
    Total Deposits ........      56,726,511      36,836,020       31,135,042        20,071,921


     (1) Total revenue equals net interest income plus total noninterest income.

         The following discussion contains our analysis of our financial condition and results of operations beginning with the year ended December 31, 1998. Comparisons of our results for the periods presented should be made with an understanding of our short history. The following discussion should also be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Financial Statements and related notes and the other financial data included elsewhere in this prospectus.

ANALYSIS OF THE FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1999 AND 2000 AND THE THREE MONTHS ENDED MARCH 31, 2001

NET INCOME


         For the year ended December 31, 2000, our net income was $230,723, or $.31 per basic common share, as compared to $52,921, or $.07 per basic common share, for the year ended December 31, 1999, and as compared to a loss of ($233,183) or ($0.32) per basic common share for the year ended December 31, 1998. Our net income increased in 2000 and 1999 primarily due to increases in net interest income and noninterest income that resulted from the significant growth in our assets and deposits over this period.



         Our earnings in 2000, 1999 and 1998 were reduced by expenses we incurred related to a check kiting operation discovered in 1998. We incurred an aggregate of approximately $100,000 in 1998, $60,000 in 1999, and $59,000 in 2000 in expenses related to this kiting operation. In March 1999, we settled one lawsuit related to the kiting issue and the matter was fully settled in August 2000. All expenses related to this kiting operation are reflected in the Financial Statements and we do not expect to incur any material additional expenses related to this matter.


         We had total assets of $63.8 million at December 31, 2000, an increase of 38.1% from $46.2 million at December 31, 1999. Our total deposits increased to $56.7 million at December 31, 2000, up 54.1% from $36.8 million at December

31, 1999. Our return on average assets for 2000 was 0.41% compared to 0.13% in 1999 and (0.72%) in 1998; and our return on average equity was 3.54% in 2000 versus .83% in 1999 and (3.53%) in 1998. The improvement in net income in 2000 reflects our growth since Mr. Standish became our chief executive officer, with average earning assets increasing 39.9% to $52.6 million during 2000 from $37.6 million during the same period of 1999. The improvement in net income in 1999 over 1998 also reflects our continued strong growth trends.

         For the three months ended March 31, 2001, our net income was $109,782, or $0.15 per basic common share as compared to $48,354, or $0.07 per basic common share, for the three months ended March 31, 2000. The improvement in net income reflects our continued growth, as average earning assets increased to $61.7 million during the first three months of 2001 from $44.0 million during the same period of 2000. At March 31, 2001, we had total assets of $69.0 million and total deposits of $61.7 million. The return on average assets for the three month period ended March 31 was 0.69% in 2001 compared to 0.41% in 2000; the return on average equity was 6.54% in 2001 versus 3.07% in 2000.

NET INTEREST INCOME

         General. Our primary source of revenue is net interest income, which is the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $501,688, or 29.8%, to $2.2 million in 2000 from $1.7 million in 1999. Net interest income increased $534,708 in 1999 from $1.1 million in 1998. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets. Average earning assets increased to $52.6 million during 2000, a 39.9% increase from $37.6 million in 1999, and a 28% increase from $29.4 million in 1998.

         Net interest spread, the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.11% for the year ended December 31, 2000, compared to 3.25% for the year ended December 31, 1999 and 2.47% for the year ended December 31, 1998. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.15% for the year ended December 31, 2000, 4.47% for the year ended December 31, 1999, and 3.90% for the year ended December 31, 1998. The decrease in 2000 resulted primarily from an increase in the rate we paid to attract interest-bearing deposits. The increase in the net interest margin from 1998 to 1999 primarily resulted from a 72% increase in average outstanding loans. These loans earned greater yields and represented a larger component of the total earning assets for the year ended December 31, 1999.

         During the first three months of 2001, net interest income was $616,750 as compared to $498,688 during the same period of 2000. The net interest spread was 3.06% in the first three months of 2001, compared to 3.46% during the same period of 2000. The net interest margin was 4.05% for the three month period ended March 31, 2001 compared to 4.54% for the same period of 2000.

         Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average rates paid on liabilities. We derived these yields or rates by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES


                                              For the year ended                           For the year ended
                                               December 31, 2000                            December 31, 1999
                                   ----------------------------------------      ----------------------------------------
                                     Average          Income/        Yield/         Average         Income/        Yield/
                                     Balance          Expense         Rate          Balance         Expense         Rate
                                   ------------     ------------     ------      ------------     ------------     ------
Federal funds sold and
short term investments .......     $  4,853,585     $    334,086       6.88%     $    801,068     $     43,459       5.43%

Investment securities ........        8,692,972          586,035       6.74%        9,749,303          628,112       6.44%
Loans ........................       39,031,825        3,713,902       9.52%       27,040,512        2,469,213       9.13%
                                   ------------     ------------     ------      ------------     ------------     ------
  Total earning assets .......     $ 52,578,382     $  4,634,023       8.92%     $ 37,590,883     $  3,140,784       8.36%
                                   ============     ============     ======      ============     ============     ======
Interest-bearing
deposits
    N.O.W ....................     $  1,573,091     $     37,008       2.35%     $  1,135,096     $     21,980       1.94%
    M.M.A ....................        6,353,302          347,246       5.47%        3,734,063          162,990       4.36%
    Savings ..................        3,841,637          183,514       4.78%        4,638,585          193,992       4.18%
    CD's <$100,000 ..........       16,953,510        1,052,712       6.21%       10,940,699          617,442       5.64%
    CD's >$100,00 ............        9,594,329          593,197       6.18%        4,749,532          266,550       5.61%
    IRA ......................        2,962,456          183,101       6.18%        2,766,959          164,737       5.95%
                                   ------------     ------------     ------      ------------     ------------     ------
       Total interest-
       bearing deposits ......     $ 41,278,325     $  2,396,778       5.81%     $ 27,964,934     $  1,427,691       5.11%
                                   ============     ============     ======      ============     ============     ======

Other borrowings .............          893,142           53,406       5.98%          594,934           30,942       5.20%
                                   ------------     ------------     ------      ------------     ------------     ------
    Total interest-
    bearing liabilities ......     $ 42,171,467     $  2,450,184       5.81%     $ 28,559,868     $  1,458,633       5.11%
                                   ============     ============     ======      ============     ============     ======
Net interest spread...........                                         3.11%                                         3.25%
Net interest
income/margin.................                      $  2,183,839       4.15%                      $  1,682,151       4.47%
                                                    ============     ======                       ============     ======

                                              For the year ended
                                               December 31, 1998
                                   ----------------------------------------
                                     Average          Income/        Yield/
                                     Balance          Expense         Rate
                                   ------------     ------------     ------
Federal funds sold and
short term investments .......     $  2,458,164     $    133,807       5.44%

Investment securities ........       11,205,990          722,708       6.45%
Loans ........................       15,747,900        1,444,855       9.17%
                                   ------------     ------------     ------
  Total earning assets .......     $ 29,412,054     $  2,301,370       7.82%
                                   ============     ============     ======
Interest-bearing
deposits
    N.O.W ....................          837,432           18,402       2.20%
    M.M.A ....................        2,854,701          135,961       4.76%
    Savings ..................        4,903,157          228,540       4.66%
    CD's <$100,000 ...........        6,845,980          403,313       5.89%
    CD's >$100,00 ............        4,094,501          237,208       5.79%
    IRA ......................        1,877,100          115,887       6.17%
                                   ------------     ------------     ------
       Total interest-
       bearing deposits ......     $ 21,412,871     $  1,139,311       5.32%
                                   ============     ============     ======

Other borrowings .............          132,820           14,616      11.00%
                                   ------------     ------------     ------
    Total interest-
    bearing liabilities ......     $ 21,545,691     $  1,153,927       5.36%
                                   ============     ============     ======
Net interest spread...........                                         2.47%
Net interest
income/margin.................                      $  1,147,443       3.90%
                                                    ============     ======


                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES


                                                    For the three months ended                 For the three months ended
                                                           March 31, 2001                             March 31, 2000
                                             ---------------------------------------     -------------------------------------
                                               Average           Income/      Yield/        Average         Income/     Yield/
                                               Balance           Expense       Rate         Balance         Expense      Rate
                                             ------------      -----------    ------     ------------     ---------     ------
Federal funds sold and short term
 investments ...........................     $  5,700,039      $    83,952     5.97%     $    198,910     $   3,126      6.30%
Investment securities ..................        7,898,480          136,720     7.02         9,231,213       154,071      6.69
Net loans ..............................       48,089,231        1,130,407     9.52        34,582,000       805,520      9.34
                                             ------------      -----------    -----      ------------     ---------     -----
Total earning assets ...................     $ 61,687,750      $ 1,351,079     8.87%     $ 44,012,123     $ 962,717      8.77%
                                             ============      ===========    =====      ============     =========     =====

Interest-bearing deposits ..............     $ 51,168,767      $   732,739     5.81%     $ 32,231,860     $ 427,309      5.32%
Other borrowings .......................          100,000            1,590     6.45         2,793,736        36,720      5.27
                                             ------------      -----------    -----      ------------     ---------     -----
Total interest-bearing
liabilities ............................     $ 51,268,767      $   734,329     5.81%     $ 35,025,596     $ 464,029      5.31%
                                             ============      ===========    =====      ============     =========     =====

Net interest spread ....................                                       3.06%                                     3.46%
Net interest income/margin .............                       $   616,750     4.05%                      $ 498,688      4.54%
                                                               ===========     ====                       =========     =====

         Analysis of Changes in Net Interest Income. The following tables set forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits rather than changes in average rates.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME


                                               For the year ended December 31,               For the year ended December 31,
                                                      2000 versus 1999                               1999 versus 1998
                                         -----------------------------------------      ----------------------------------------
                                           Volume          Rate         Net change        Volume          Rate        Net change
                                         ----------      ---------      ----------      ----------      --------      ----------
Federal funds sold and short
term investments ...................     $  278,946      $  11,681      $  290,627      $  (89,900)     $   (448)     $  (90,348)

Investment securities ..............        (71,212)        29,135         (42,077)        (93,849)         (747)        (94,596)
Loans ..............................      1,140,981        103,708       1,244,689       1,031,188        (6,830)      1,024,358
                                         ----------      ---------      ----------      ----------      --------      ----------
     Total earning assets ..........      1,348,715        144,524       1,493,239         847,439        (8,025)        839,414

Interest-bearing deposits ..........        773,027        196,060         969,087         334,502       (46,122)        288,380
Other borrowings ...................         17,832          4,632          22,464          24,034        (7,708)         16,326
                                         ----------      ---------      ----------      ----------      --------      ----------
     Total interest-bearing
            liabilities ............        790,859        200,692         991,551         358,536       (53,830)        304,706
                                         ----------      ---------      ----------      ----------      --------      ----------

Net interest income ................     $  557,856      $ (56,168)     $  501,688      $  488,903      $ 45,805      $  534,708
                                         ==========      =========      ==========      ==========      ========      ==========


                   ANALYSIS OF CHANGES IN NET INTEREST INCOME


                                                         ---------------------------------------------
                                                         Three months ended March 31, 2001 versus 2000
                                                         ---------------------------------------------
                                                           Volume           Rate            Net change
                                                         -----------       ---------        ----------
Federal funds sold and short term investments....         $   81,022       $    (197)       $  80,825

Investment securities............................            (23,069)          5,718          (17,351)
Loans............................................            318,941           5,947          324,888
                                                          ----------       ---------        ---------
Total earning assets.............................            376,894          11,468          388,362

Interest-bearing deposits........................            271,177          34,253          305,430
Other borrowings.................................            (42,830)          7,700          (35,130)
                                                          ----------       ---------        ---------
Total interest-bearing liabilities...............            228,347          41,953          270,300
                                                          ----------       ---------        ---------

Net interest income..............................         $  148,547       $ (30,485)       $ 118,062
                                                          ==========       =========        =========

         Interest Rate Sensitivity. A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.

         One monitoring technique we employ is the measurement of our interest rate sensitivity "gap," which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a "gap" basis, we are liability-sensitive over the cumulative one-year time frame as of December 31, 1999, December 31, 2000, and March 31, 2001. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

         Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.


         The following tables summarize the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 and 1999 and at March 31, 2001 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, in the "Three Months or Less" category, although our historical experience has proven these deposits to be more stable over the course of a year.

                          INTEREST SENSITIVITY ANALYSIS
                                DECEMBER 31, 2000


                                                                 After three       After one
                                              Within Three       but Within        but Within          After
                                                 Months         twelve Months      five years       five years          Total
                                              ------------      -------------      -----------      -----------      -----------
ASSETS
Earning assets:
 Federal funds sold and short term
  investments ............................     $ 6,721,000       $    198,000      $        --      $        --      $ 6,919,000
 Investment securities ...................              --          1,894,642               --        6,291,391        8,186,033
 Loans ...................................      11,675,149          2,217,518       29,260,680        2,468,808       45,622,155
                                               -----------       ------------      -----------      -----------      -----------
   Total earning assets ..................     $18,396,149       $  4,310,160      $29,260,680      $ 8,760,199      $60,727,188
                                               -----------       ============      ===========      -----------      ===========
LIABILITIES
Interest-bearing liabilities
 Money market and NOW ....................     $14,235,469       $         --      $        --      $        --      $14,235,469
 Regular savings deposits ................         362,147                 --               --               --          362,147
 Prime savings deposits ..................       2,769,831                 --               --               --        2,769,831
 Time deposits
            < $100,000 ...................       3,797,628         10,854,194        6,237,378          292,654       21,181,854
            > $100,000 ...................       6,017,908          4,718,983        1,806,855          108,212       12,651,958
 Other borrowings ........................              --                 --               --               --               --
                                               -----------       ------------      -----------      -----------      -----------
 Total interest-bearing liabilities ......     $27,182,983       $ 15,573,177      $ 8,044,233      $   400,866      $51,201,259
                                               ===========       ============      ===========      ===========      ===========

Period gap ...............................     $(8,786,834)      $(11,263,017)     $21,216,447      $ 8,359,333      $ 9,525,929

Cumulative gap ...........................     $(8,786,834)      $(20,049,851)     $ 1,166,596      $ 9,525,929      $ 9,525,929

Ratio of cumulative gap to total
  earning assets .........................          (14.47)%           (33.00)%           1.92%           15.69%




                                DECEMBER 31, 1999



                                                                 After three       After one
                                              Within Three       but Within        but Within          After
                                                 Months         twelve Months      five years       five years          Total
                                              ------------      -------------      -----------      -----------      -----------
ASSETS
Earning assets:
 Federal funds sold and short term
  investments ............................     $        --      $         --       $        --      $        --      $        --
 Investment securities ...................              --         2,630,803                --        6,652,357        9,283,159
 Loans ...................................       7,475,837         1,499,362        21,107,664        2,455,129       32,537,992
                                               -----------      ------------       -----------      -----------      -----------
        Total earning assets .............     $ 7,475,837      $  4,130,165       $21,107,664      $ 9,107,486      $41,821,151
                                               ===========      ============       ===========      ===========      ===========

LIABILITIES
Interest-bearing liabilities
 Money market and NOW ....................     $ 5,458,077      $         --       $        --      $        --      $ 5,458,077
 Regular savings deposits ................         399,608                --                --               --      $   399,608
 Prime savings deposits ..................       4,112,452                --                --               --        4,112,452
 Time deposits ...........................                                                                   --
        <$100,000 .......................       2,450,837         7,687,102         4,189,645                        14,327.584
        >$100,000 ........................       1,024,334         1,835,106         3,814,379                         6,673,819
 Other borrowings ........................         920,000                --                --        1,900,000        2,820,000
                                               -----------      ------------       -----------      -----------      -----------
 Total interest-bearing liabilities ......     $14,365,308      $  9,522,208       $ 8,004,024      $ 1,900,000      $33,791,540
                                               ===========      ============       ===========      ===========      ===========

Period gap ...............................     $(6,889,471)     $ (5,392,043)      $13,103,640      $ 7,207,486      $ 8,029,611

Cumulative gap ...........................     $(6,889,471)     $(12,281,514)      $   822,126      $ 8,029,611      $ 8,029,611

Ratio of cumulative gap to total
earning assets ...........................          (16.47)%          (29.37)%            1.97%           19.20%



                                 MARCH 31, 2001



                                                                 After three       After one
                                              Within Three       but Within        but Within          After
                                                 Months         twelve Months      five years       five years          Total
                                              ------------      -------------      -----------      -----------      -----------
ASSETS
Earning assets:
 Federal funds sold and short term
  investments ............................     $ 5,800,072      $    495,000       $        --      $        --      $ 6,295,072

 Investment securities ...................              --         1,404,132         1,481,783        4,638,697        7,524,612
 Loans ...................................      13,060,302         3,710,939        31,837,691        2,911,858       51,520,790
                                               -----------      ------------       -----------      -----------      -----------
        Total earning assets .............     $18,860,374      $  5,610,071       $33,319,474      $ 7,550,555      $65,340,474
                                               ===========      ============       ===========      ===========      ===========

LIABILITIES
Interest-bearing liabilities
 Money market and NOW ....................     $13,508,820      $         --       $        --      $        --      $13,508,820
 Savings deposits ........................       3,149,500                --                --               --        3,149,500
 Time deposits ...........................       9,768,159        16,093,829        10,530,344          535,004       36,927,336
 Other borrowings ........................              --                --                --               --               --
                                               -----------      ------------       -----------      -----------      -----------
 Total interest-bearing liabilities ......     $26,426,479      $ 16,093,829       $10,530,344      $   535,004      $53,585,656
                                               ===========      ============       ===========      ===========      ===========

Period gap ...............................     $(7,566,105)     $(10,483,758)      $22,789,130      $ 7,015,551      $11,754,818

Cumulative gap ...........................     $(7,566,105)     $(18,049,863)      $ 4,739,267      $11,754,818      $11,754,818

Ratio of cumulative gap to total
earning assets ...........................           (11.6)%           (27.6)%             7.3%            18.0%

PROVISION AND ALLOWANCE FOR LOAN LOSSES

         General. We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to pay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances. We charge recognized losses to the allowance for loan losses, and we add any subsequent recoveries back to the allowance. We consider a loan to be impaired when it is probable that we will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. We measure individually identified impaired loans based on the present value of expected payments, using the contractual loan rate as the discount rate. Alternatively, we may base measurement on observable market prices, or, for loans that are solely dependent on the collateral for repayment, the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, we establish a valuation allowance as a component of the allowance for loan losses. We record changes to the valuation allowance as a component of the provision for loan losses.

         In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and they may require us to record additions to the allowance based on their review of information available to them at the time of their examinations.

         At December 31, 2000, our allowance for possible loan losses was $569,245, or 1.25% of outstanding loans, compared to an allowance for possible loans losses of $408,878, or 1.26% of outstanding loans at December 31, 1999, and $263,215, or 1.25% at December 31, 1998. Our provision for loan losses was $251,107 in 2000 compared to $154,168 in 1999 and $272,500 in 1998.


         At March 31, 2001, the allowance for possible loan losses was $639,245, or 1.24% of outstanding loans, compared to an allowance for possible loan losses of $442,382, or 1.19% of outstanding loans, at March 31, 2000. We increased the allowance for possible loan losses by $70,000 over the December 31, 2000 allowance in order to keep pace with the approximately $5.8 million growth of our loan portfolio during the period. The increase reflects our belief that the size of our loan portfolio is a component of overall risk.



         In 2000, 1999, and 1998 the Bank charged-off $91,000, $8,000 and
$100,000, respectively. The 2000 charge-offs included $77,000 of commercial real estate loans and $14,000 of consumer real estate loans. The 1998 charge-offs included $19,000 of consumer loans, $61,000 of commercial business loans and $100,000 due to the uncollectibility of overdraft amounts owed to the Bank and related to a kiting scheme involving two of the Bank's commercial deposit customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Noninterest Expense" on page 21.


         In the first three months of 2001, we did not have any charge-offs. In the same period of 2000, there were $5,228 in net charge offs. We had nonperforming loans of $99,530 at March 31, 2001 and no nonperforming loans at March 31, 2000. Of the total nonperforming loans at March 31, 2001, $83,902 were guaranteed by the Small Business Administration (SBA) program.

         We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower's financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain. At December 31, 2000, there were no loans accruing interest for loans which were 90 days or more past due, and we did not have any restructured loans.

         We had two nonaccruing loans totaling $104,815 at December 31, 2000. These loans are both subject to SBA conditional guarantees and we believe that we will recover 80% of the face amount of these loans. We had no nonaccruing loans at December 31, 1999 or December 31, 1998. Interest income that would have been received for the year ended December 31, 2000 had nonaccruing loans been current in accordance with their original terms amounted to $5,730.

         We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2000, 1999, and 1998, we did not have any loans we considered to be potential problem loans.


         The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2000, 1999 and 1998, and for the three months ended March 31, 2001.



                            ALLOWANCE FOR LOAN LOSSES
                             (Dollars in Thousands)



                                                                DECEMBER 31,                    MARCH 31,
                                                   ------------------------------------         ---------
                                                     2000          1999          1998             2001
                                                   --------      --------      --------         ---------
Average loans outstanding ....................     $ 39,032      $ 27,041      $ 15,748         $ 48,174
                                                   ========      ========      ========         ========
Loans outstanding at period end ..............       45,622        32,538      $ 21,095         $ 51,521
                                                   ========      ========      ========         ========
Total nonperforming loans ....................          105             0             0              100
                                                   ========      ========      ========         ========

Beginning balance of allowance ...............          409           263           170              569
Loans charged off: ...........................           91             8           179               --
Real Estate ..................................     $     --      $     --            --         $     --
Commercial ...................................           77             7           161               --
Consumer .....................................           14             1            19               --
                                                   --------      --------      --------         --------
Total loans charged off: .....................           91             8           180               --
Recoveries:
      Real Estate ............................     $     --      $     --            --         $     --
      Commercial .............................           --            --             1               --
      Consumer ...............................           --            --            --               --
      Total recoveries: ......................           --            --             1               --
                                                   --------      --------      --------         --------
Net loans charged off ........................           91             8           179               --

Provision for loan losses ....................          251           154           273               70
                                                   --------      --------      --------         --------
Balance at period end ........................     $    569      $    409           264         $    639
                                                   ========      ========      ========         ========

Net charge-offs to average loans .............         0.23%         0.03%         1.14%              --%
Allowance as a percent of total loans ........         1.25%         1.26%         1.25%            1.24%
Nonperforming loans as a
percentage of total loans ....................         0.23%           --            --             0.19%
Nonperforming loans as a
percentage of allowance ......................        18.41%           --            --            15.65%
Ratio of net charge-offs to average gross
  loans outstanding during the period ........          .23%          .03%         1.14%(1)           --%
                                                   ========      ========      ========         ========




(1) Includes charge-off of $100,000 related to an overdraft of commercial account. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Noninterest Expense" on page 21.

         The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.


                   ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES



                                                         AS OF DECEMBER 31,                             AS OF MARCH 31,
                              ------------------------------------------------------------------      -------------------
                                       2000                   1999                    1998                    2001
Residential
     Real estate ........     $339,042      59.6%     $238,948      58.4%     $137,088      52.3%     $379,012      59.3%
     Construction .......       44,970       7.9%       42,196      10.3%       17,872       6.8%       48,272       7.6%
Commercial ..............      108,783      19.1%       74,334      18.2%       61,303      23.3%      138,318      21.6%
Consumer ................       76,450      13.4%       53,400      13.1%       46,352      17.6%       73,643      11.5%
                              --------     -----      --------     -----      --------     -----      --------     -----
Total allowance for
     loan losses ........     $569,245     100.0%     $408,878     100.0%     $263,215     100.0%     $639,245     100.0%



         NONINTEREST INCOME AND EXPENSE

Noninterest Income

         Noninterest income increased to $293,482 for the year ended December 31, 2000, up 89.4% from $154,931 for the year ended December 31, 1999. Noninterest income increased 13% in 1999 from $137,128 for the year ended December 31, 1998. Service fees on deposit accounts, the largest component of noninterest income, increased 67.2% to $264,154 in 2000 from $157,988 in 1999. Service fee income in 1999 increased $29,929, or 23.4%, from $128,059 in 1998. Other income increased 29.2% to $38,287 in 2000 from $29,645 in 1999, and increased 77.8% from $21,536 in 1998. Both of these categories of noninterest income increased due to the growth in the number of deposit accounts, as well as increased fee-related activities of customers. The net loss on the sale of investment securities decreased to $8,959 in 2000 from $32,702 in 1999 and $12,467 in 1998. These losses primarily relate to paydowns on mortgage-backed securities, as a result of movements in market interest rates since the securities were acquired.

         Noninterest income was $82,155 in the first three months of 2001 compared to $61,949 in the same period of 2000. Service fees on deposit accounts increased from $55,357 in 2000 to $71,401 in 2001. Other income increased to $13,779 in 2001 from $9,100 in the same period of 2000. Both of these categories of noninterest income increased due to growth in the number of deposit accounts as well as increased fee-related activities of customers. The net loss on the sale of investment securities increased to $(3,205) from $(2,508) for the three month period ended March 31, 2001 and 2000 respectively. These losses primarily relate to paydowns on mortgage backed securities, and result from movements in market interest rates since the securities were acquired.

Noninterest Expense


         Total noninterest expense increased to $1.9 million for the period ended December 31, 2000 from $1.6 million for the same period of 1999, and from $1.3 million for the year ended December 31, 1998. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $63.8 million in total assets at the end of 2000 from $46.2 million at the end of 1999, up from $37.9 million for the year ended December 31, 1998. Salary and wages expense totaled $890,572 in 2000, $725,470 in 1999, and $566,706 in 1998. Employee benefits were $87,605 in 2000, $66,292 in 1999, and
$48,230 in 1998. We had 18 full-time equivalent employees at both the end of 2000 and the end of 1999. However, we began 1999 with 14 full-time equivalent employees and the increase in expenses in 2000 is largely due to having a constant staffing level throughout the year. Professional fees were $141,699 for the year ended December 31, 2000, compared to $134,966 for 1999 and $148,487 for 1998. The 1999 and 1998 figures include costs associated with our year 2000 preparations. Professional fees include collection costs of $47,500 in 2000, $35,000 in 1999, and $50,000 in 1998. Professional fees also include fees related to discovery of a kiting operation by two of our customers, as noted above. In 1998, we changed $100,000 to our allowance for loan losses because of overdrafts in the accounts of these two customers. As part of a settlement with these customers, in 1999 we took possession of property through a deed in lieu of foreclosure to cover kiting losses. The estimated market value of the property was $288,000. In 1999, we became involved in a lawsuit with another bank that was also affected by the kiting. In 1999 and 2000 (until the sale of the property), we wrote down the value of the property in the amounts of $50,000 and $11,426, respectively, to reflect projected losses relating to this lawsuit. We charged these writedowns and additional expenses relating to this matter, primarily legal fees and settlement expenses with the other bank, to operations as other operating expenses.


         Depreciation and amortization decreased to $175,523 from $197,986 in 1999 and from $194,114 in 1998. We experienced an increase in other operating expenses, to $319,101 in 2000, from $292,095 in 1999 and from $191,084 in 1998, principally as a result of an increase in operating expenses related to the new main office building, writedown to market value of real estate acquired in settlement of loans, and other expenses associated with the expansion of loans and deposits.

         Total noninterest expense increased from $444,892 for the three months ended March 31, 2000 to $454,578 for the same period of 2001. The increase in noninterest expense reflects an increase primarily in salaries and wages of $37,111, offset by a decrease in legal and professional fees of $22,249. The increase in salaries and wages in 2001 is a result of hiring more employees to support the growth of the assets of the bank to $69.0 million at March 31, 2001 from $49.1 million at March 31, 2000. Employee benefits also increased for the three months ended March 31, 2001 to $22,990 from $19,413 for the same period of 2000.

         Depreciation and amortization expense decreased by $8,281 from the first quarter of 2000 to the same period of 2001. This decline was due to the fact that equipment purchased when our bank opened in 1996 has now been fully depreciated.

         For the three month period ended March 31, 2001, data processing expense increased to $31,283 from $22,523 during the same period of 2000. Data processing fees are directly related to increases in the volume of loan and deposit accounts and associated transaction activity. The category of other expenses decreased to $68,133 for the first three months of 2001 compared to $78,977 for the same period of 2000. This decrease was primarily due to operating expenses incurred in 2000 for the writedown to market value of real estate acquired in settlement of loans.

BALANCE SHEET REVIEW

Loans

         Loans are our largest category of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2000, loans represented 73.2% of earning assets, slightly lower than the 78.6% that they represented at the end of 1999. At December 31, 2000, net loans (gross loans less the allowance for loan losses) totaled $45.1 million, an increase of $13 million or 40.5% from December 31, 1999. Average gross loans increased 44.4% from $27.0 million with a yield of 9.13% in 1999, to $39.0 million with a yield of 9.52% in 2000. Average gross loans increased from $15.8 million with a yield of 9.17% in 1998. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

         As we expected, the success of our third quarter 2000 marketing campaign resulted in deposit growth that outpaced the seasonal demand for loans in our market. Since our loan demand normally increases during the fall and winter months, we expect to use these funds, which are currently invested in short term instruments, to fund loan requests at higher rates.

         At March 31, 2001, net loans totaled $50.9 million, an increase of $14.3 million from March 31, 2000. Average gross loans increased from $34.6 million with a yield of 9.34% in the first three months of 2000 to $48.1 million with a yield of 9.52% in 2001. As of March 31, 2001 loans were 79.0% of earning assets, compared to 79.9% at March 31, 2000.

         Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 59.6% and 58.4% of our portfolio at year end 2000 and 1999, respectively. At March 31, 2001 and 2000, mortgage loans represented 59.2% and 61.9% of our portfolio, respectively.


         In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.



The following table shows the composition of our loan portfolio by category at December 31, 2000 and 1999 and at March 31, 2001.



                          COMPOSITION OF LOAN PORTFOLIO


                                        DECEMBER 31, 2000           DECEMBER 31, 1999            MARCH 31, 2001
                                                                                Percent
                                                    Percent                       of                       Percent
                                       Amount      of Total       Amount         Total         Amount      of Total
                                    -----------    --------     -----------     -------     -----------    --------
Commercial ....................     $ 8,719,474       19.1%     $ 5,914,549       18.2%     $11,147,921      21.6%
Real estate - construction ....       3,604,153        7.9%       3,357,946       10.3%       3,890,557       7.6%
Real estate - mortgage ........      27,171,980       59.6%      19,015,339       58.4%      30,546,949      59.3%
Consumer ......................       6,126,548       13.4%       4,250,158       13.1%       5,935,363      11.5%
                                    -----------      -----      -----------      -----      -----------     -----
Loans, gross ..................      45,622,155      100.0%      32,537,992      100.0%      51,520,790     100.0%
                                                     =====                       =====                      =====
Allowance for possible
losses........................         (569,245)                   (408,878)                   (639,245)
                                    -----------                 -----------                 -----------
Loans, net....................      $45,052,910                 $32,129,114                 $50,881,545
                                    ===========                 ===========                 ===========



         The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2000 and 1999. The information in these tables is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES


DECEMBER 31, 2000


                                                           After one but
                                      One year or less   within five years   After five years           Total
                                      ----------------   -----------------   ----------------       ------------
Commercial .....................        $  4,047,374        $  4,647,508        $    175,492        $  8,870,374
Real estate ....................           4,163,710          21,239,518           2,809,942          28,213,170
Construction ...................           1,782,689           1,560,780             107,919           3,451,388
Consumer .......................           1,925,466           2,879,040             372,364           5,176,870
                                        ------------        ------------        ------------        ------------
     Total .....................        $ 11,919,239        $ 30,326,846        $  3,465,717        $ 45,711,802
                                        ============        ============        ============        ============
Fixed Interest Rate ............        $  3,919,241        $ 29,318,278        $  2,473,505        $ 35,711,024
Variable Interest Rate .........           7,999,998           1,008,568             992,212          10,000,778
                                        ------------        ------------        ------------        ------------
     Total .....................        $ 11,919,239        $ 30,326,846        $  3,465,717        $ 45,711,802
                                        ============        ============        ============        ============



DECEMBER 31, 1999


                                                           After one but
                                      One year or less   within five years   After five years           Total
                                      ----------------   -----------------   ----------------       ------------
Commercial .....................        $  2,205,560        $  3,248,547        $    161,852        $  5,615,959
Real estate ....................           1,745,518          15,408,353           2,147,741          19,301,612
Construction ...................           2,575,349             819,343                  --           3,394,692
Consumer .......................           1,488,502           2,360,741             458,412           4,307,655
                                        ------------        ------------        ------------        ------------
     Total .....................        $  8,014,929        $ 21,836,984        $  2,768,005        $ 32,619,918
                                        ============        ============        ============        ============
Fixed Interest Rate ............        $  3,115,593        $ 21,152,842        $  2,455,129        $ 26,723,564
Variable Interest Rate .........           4,899,336             684,142             312,876           5,896,354
                                        ------------        ------------        ------------        ------------
     Total .....................        $  8,014,929        $ 21,836,984        $  2,768,005        $ 32,619,918
                                        ============        ============        ============        ============



         Investment Securities

         Investment securities at December 31, 1999 and December 31, 2000 averaged $9.7 million and $8.7 million, respectively. At December 31, 2000, our total portfolio had a book value of $8.0 million, and a market value of $7.9 million, for an unrealized net loss of $62,802. This compares to our market value at December 31, 1999 of $9.0 million, and at December 31, 1998 of $11.5 million.

         At December 31, 2000, short term investments totaled $6.9 million. At December 31, 1999, we did not have any short-term investments. At December 31, 1998, short-term investments totaled $2.2 million. These funds are generally invested in an earning capacity with maturities of six months to one year.


         Total securities averaged $7.9 million in the first three months of 2001 and totaled $7.5 million at March 31, 2001. In the same period of 2000, total securities averaged $9.2 million and totaled $9.1 million at March 31, 2000. At March 31, 2001, our total investment securities portfolio had a book value of $7.5 million and a market value of $7.5 million with a gross unrealized net gain of $21,744. We primarily invest in U.S. Government Agency and mortgage backed securities.


         At March 31, 2001, short-term investments totaled $6.3 million, compared to $210,000 at March 31, 2000. A majority of these funds at March 31, 2001 were invested in an earning capacity with maturities of six months to one year.

         Contractual maturities and yields on our investment securities (all available for sale) at December 31, 2000, 1999, and 1998 are set forth on the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 2000


                                                    After five but
                                                   within ten years                 After ten years
                                              ------------------------         ------------------------
                                                Amount           Yield            Amount          Yield
                                              -----------        -----         -----------        -----
          U.S. Govt Agencies .........        $   662,903         7.30%        $        --           --%
          Mortgage-backed ............                 --           --%          7,299,032         6.29%
          Other ......................                 --           --%            286,900         6.75%
                                              -----------        -----         -----------        -----
               Total .................        $   662,903         7.30%        $ 7,585,932         6.43%
                                              ===========        =====         ===========        =====



             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1999


                                                    After five but
                                                   within ten years                 After ten years
                                              ------------------------         ------------------------
                                                Amount           Yield            Amount          Yield
                                              -----------        -----         -----------        -----
          U.S. Govt Agencies .........        $   462,585         7.00%        $        --           --%
          Mortgage-backed ............                 --           --%          8,837,430         6.31%
          Other ......................                 --           --%            303,050         6.61%
                                              -----------        -----         -----------        -----
               Total .................        $   462,585         7.00%        $ 9,140,480         6.32%
                                              ===========        =====         ===========        =====


             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1998


                                                    After five but
                                                   Within ten years                 After ten years
                                              ------------------------         ------------------------
                                                Amount           Yield            Amount          Yield
                                              -----------        -----         -----------        -----
          U.S. Govt Agencies .........        $   101,063         7.08%        $        --           --%
          Mortgage-backed ............                 --           --%          9,465,584         5.92%
          Other ......................                 --           --%            190,850         6.00%
                                              -----------        -----         -----------        -----
               Total .................        $   101,063         7.08%        $ 9,656,434         5.92%
                                              ===========        =====         ===========        =====


         Deposits and Other Interest-Bearing Liabilities

         Average total deposits were $48.4 million in 2000, up 44% from $33.6 million in 1999. Average interest-bearing deposits were $41.3 million in 2000, up 47.5% from $28.0 million in 1999. These increases were primarily a result of special promotions with higher rates.

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $44.1 million at December 31, 2000, an increase of 46.5% compared to $30.1 million at December 31, 1999. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 78% at December 31, 2000 and 82% at December 31, 1999. Our loan-to-deposit ratio was 80.4% at December 31, 2000 versus 88.3% at December 31, 1999. The average loan-to-deposit ratio was 80.9% during 2000, 80.4% during 1999, and 61.5% during 1998.


         Average total deposits were $57.3 million and average interest-bearing deposits were $51.2 million in the first quarter of 2001. Average total deposits were $37.6 million and average interest-bearing deposits were $32.2 million in the same period of 2000. Our core deposits were $48.8 million at March 31, 2001 compared to $32.6 million at March 31, 2000. Core deposits as a percentage of total deposits were approximately 79% at March 31, 2001 and 82% at March 31, 2000. Our loan-to-deposit ratio was 83.5% at March 31, 2001 versus 93.9% at March 31, 2000. The average loan-to-deposit ratio was 84.0% during the first three months of 2001 and 91.9% during the same period of 2000.

         The following tables set forth our deposits by category as of December 31, 2000 and 1999.


                                                                              DEPOSITS
                                                          DECEMBER 31, 2000           DECEMBER 31, 1999
                                                                     Percent of                 Percent of
                                                        Amount        Deposits        Amount     Deposits
                                                      -----------    ----------    -----------  ----------
         Demand deposit accounts...............       $ 5,525,253         9.8%     $ 5,864,480     15.9%
         NOW accounts..........................         2,148,148         3.8%       1,412,808      3.8%
         Money market accounts.................        12,085,652        21.3%       4,045,269     11.0%
         Savings accounts......................         3,133,648         5.5%       4,512,060     12.2%
         Time deposits less than $100,000......        21,181,849        37.3%      14,327,578     39.0%
         Time deposits of $100,000 or over.....        12,651,961        22.3%       6,673,825     18.1%
                                                      -----------       -----      -----------    -----
              Total deposits...................       $56,726,511       100.0%     $36,836,020    100.0%
                                                      ===========       =====      ===========    =====



         As of December 31, 2000, time deposits less than $100,000 that matured within three months were $3,797,628 and within 3-12 months were $10,854,194. Time deposits less than $100,000 that had a maturity greater than 12 months were $6,237,378 and after five years were $292,654. As of December 31, 2000, time deposits greater than $100,000 that matured within three months were $6,017,908, those within 3-6 months were $2,161,788 and those within 6-12 months were $2,557,195. Time deposits greater than $100,000 that had a maturity greater than 12 months were $1,806,233 and after five years were $108,212.


CAPITAL

         We are subject to various regulatory capital requirements administered by our federal bank regulators. As long as we have less than $150 million in total assets, our capital levels are measured for regulatory purposes only at the bank level, not at the holding company level. Under these capital guidelines, we must maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. In our case, our Tier 1 capital consists of our common shareholders' equity, although Tier 1 capital could also include other components, such as qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

         Our total shareholders' equity at December 31, 2000 was $6.7 million, compared with $6.3 million in shareholders' equity in 1999. We were considered to be "well capitalized" at the bank level for regulatory purposes at December 31, 2000, as our Tier 1 capital ratio was 12.6%, our total risk-based capital ratio was 13.8%, and our Tier 1 leverage ratio was 9.4%.

         At March 31, 2001, our total shareholders' equity was $6.9 million. We were considered to be "well capitalized" at the bank level for regulatory purposes at March 31, 2001, as our Tier 1 capital ratio was 13.2%, our total risk-based capital ratio was 14.4%, and our Tier 1 leverage ratio was 10.7%.

LIQUIDITY MANAGEMENT


         Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $3 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval, and have received and repaid such advances on two occasions in the past two fiscal years. At March 31, 2001, unfunded commitments to extend credit were $4.3 million. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.


         We are in the process of constructing a new branch facility of the bank in the Surfside Beach area of the Grand Strand. Harrington Construction Company is building the branch, which is expected to open in June of 2001. Funding for the branch, estimated to cost $1.2 million, including furniture, fixtures and equipment, will come from current deposits and the proceeds of this offering.

IMPACT OF INFLATION

         Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

                                    BUSINESS

GENERAL OVERVIEW

         We conduct a general commercial and retail banking business, emphasizing the needs of individual and small- to medium-sized businesses. We operate our banking business through our bank, Beach First National Bank. Our main office is located at the corner of Oak Street and Sixteenth Avenue in Myrtle Beach, South Carolina. We primarily serve Myrtle Beach, South Carolina and the surrounding area.

LOCATION AND SERVICE AREA

         Myrtle Beach, and therefore our bank, is located near the center of the Grand Strand, a 60-mile portion of South Carolina's Atlantic coast that stretches southward from the state line at Little River to the city of Georgetown. Myrtle Beach, and much of the Grand Strand, is located on the eastern edge of Horry County, South Carolina, with a smaller portion on the eastern edge of Georgetown County, South Carolina.

         In April 1995, American Demographics magazine ranked Myrtle Beach as the second fastest growing metropolitan area in the nation in the categories of projected annual population growth and projected employment growth from 1995 to 2005. The population of Horry County increased 21.3% from 144,053 in 1990 to an estimated 174,762 in 1998 and is projected to reach 202,500 in 2005 and 225,800 in 2010. Horry County's per capita income rose 16.4% from $19,830 in 1995 to $23,088 in 1998 while median family income rose 14.8% from $32,500 to $37,300 for the same period. In November 2000, OUTLOOK South Carolina ranked Horry County first among South Carolina's 46 counties in a composite ranking of nine factors of economic development for 1994 to 1999.

         A significant portion of Horry County's growth comes from retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Horry County's population of persons over the age of 65 grew by 69%, from 18,262 in 1990 to an estimated 30,793 in 2000. Nearly 25% of Horry County's population is age 55 or older and 17% of Horry County's population is now over the age of 65. The percentage of Horry County's population age 65 or older is projected to increase to 21% by 2010. In June 2000, American Demographics magazine listed Myrtle Beach as one of the top 15 retirement destinations for both the years from 1990 to 2000 and the years from 2000 to 2010.

         The American Automobile Association has rated Myrtle Beach to be the nation's second most popular tourist destination, trailing only Orlando, Florida. The Grand Strand hosts an estimated 13.5 million visitors annually. Almost half of these visitors are employed in professional positions. Over half of these visitors were in income groups exceeding $60,000 per year and more than one in four visitors were in income groups exceeding $90,000 per year. Although the convention business has a sizeable economic impact on the Myrtle Beach area, most visitors come for vacation, sport, or entertainment and retail tourism. Area hotels, motels, condominiums, and cottages provide more than 55,000 rooms. Visitors may also stay in one of the 7,000 camping sites maintained by the nine privately-owned campgrounds and two publicly-owned state parks located in the Grand Strand. The sporting season, which lasts for approximately ten months, attracts golfers, tennis players, and anglers. The Grand Strand boasts 104 golf courses, with approximately 4.2 million rounds of golf played in 1999. The Canadian professional golf tour will hold its qualifying school and four additional tournaments in Myrtle Beach in the spring of 2001. The entertainment and retail industries operate year-round. The Grand Strand has eleven live entertainment theaters, including the Palace Theater and the Alabama Theater, as well as entertainment centers as varied as Ripley's Aquarium and the Pavilion Amusement Park. The Myrtle Beach area contains over 300 factory stores and offers a wide variety of retail shopping. Retail sales for 1999 in Horry County exceeded $5.7 billion. In Horry County, the average daily lodging occupancy rate was 44.3% in the winter of 2000 and 78.1% during the summer of 2000. The average daily lodging rate for the Grand Strand has nearly doubled from 1994 to 2000. Revenues from accommodations taxes along the Grand Strand increased by 42% from $8.8 million in 1994 to $12.5 million in 1999.

         The combination of residents and visitors supports real estate development, construction, healthcare, and education. For example, from 1994 to 1999 on the Grand Strand, the dollar value of

         - Permits for single family residential housing rose from $169 million to $323 million, up 91%.
         - Permits for multi-family residential housing rose from $66 million to $277.5 million, up 320%.
         - Taxable retail sales rose from $4.3 billion to $6.6 billion, up 53%.

         Transportation in and around the Grand Strand is increasing. The number of passengers arriving at the Myrtle Beach International Airport has more than doubled, rising from about 306,000 in 1994 to about 643,000 in 1999. The airport is served by ten airlines, including U.S. Airways, Continental, Comair, Midway, and Spirit. Horry County is scheduled to receive nearly one billion dollars in state funds, approximately 20% of South Carolina's budgeted amount, for road work from 1998 to 2005. These funds, along with local sources, are designated for the construction of two highway bypasses and four bridges, among other improvements.

         Horry County has over 8,000 business establishments. The Grand Strand's major industrial employers include AVX Corporation, International Paper Company, Georgetown Steel Corporation, Conbraco Industries, and Superior Manufacturing. Area hospitals include the Grand Strand Regional Medical Center (a HCA hospital), Conway Hospital, and Georgetown Memorial Hospital. The Grand Strand is also home to Coastal Carolina University, Webster University, and Horry-Georgetown Technical College.

MARKETING FOCUS

         Most of the banks in the Grand Strand are now local branches of regional, super-regional, and large national banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and the Southeast, we believe that there has been a void in the community banking market in the Myrtle Beach area which we can successfully fill by adding additional branches. As a result, we generally do not attempt to compete for the banking relationships of large corporations, but concentrate our efforts on individuals and small businesses.

OPERATING AND GROWTH STRATEGY

         Our goals are to be the leading community bank in Myrtle Beach and, ultimately, on the Grand Strand. We intend to achieve these goals by locating new branches in growing communities in our market area, increasing asset size through internal growth, providing personalized service with a community focus, hiring and retaining high caliber and motivated employees, maintaining high asset quality, and offering our customers a variety of competitive products and services. These goals are intended to build long-term shareholder value.

         - Internal Growth and Branch Expansion. We have grown since opening in 1996 and we have grown more rapidly since Mr. Standish became our bank's chief executive officer in March 2000. We intend to use the proceeds of this offering to support our continued growth, including growth by opening three additional branch offices in the Grand Strand in the next 18 to 24 months. In November 2000, we broke ground for our first branch, which will be located at the northwest corner of the intersection of S. C. Highway 544 and U.S. Highway 17 in Surfside Beach, which is just south of Myrtle Beach. We expect to open the branch in June 2001. We also intend to establish a residential mortgage lending business. Our target market includes individuals, including retirees and other new residents, small businesses, and current customers of regional, super-regional, and large national bank holding companies.

         - Personalized Service. We will continue to focus on acquiring market share by emphasizing our local management and decision-making and personal services. We strive to provide high service levels and maintain strong customer relationships. We seek customers who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

         -          Community Focus. We approach banking with a community focus.
                  We have located our existing office, and plan to locate our branch offices, in visible locations located near rapidly growing residential or commercial areas in and around Myrtle Beach. In locating our new branches, we will consider such factors as traffic flow, proximity to business locations, proximity to growing residential areas, and other factors that we believe would favor deposit growth.

         - Motivated Employees. We believe that the key to our success lies with our employees, because it is through the employees that we are able to provide Grand Strand banking customers with the high level of service and attention that they expect and deserve. To this end, we hire high caliber banking professionals who are committed to providing a superior level of banking service. By selecting only qualified and committed employees, we believe we can provide an unsurpassed level of customer service and satisfaction. Each employee focuses on the individual needs of our customers and strives to deliver the specific products and services that will best help these customers achieve their financial goals.

         - High Asset Quality. We place a great deal of emphasis on maintaining high asset quality and believe that the outstanding asset quality experienced to date is principally due to the closeness of our senior management, lending officers, and directors to our customers and their significant knowledge of the communities in which they reside. Our ratio of net charge-offs to average loans for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been .23%,
                  .03%, 1.14%, 0%, and 0%, respectively. We intend to continue to emphasize high asset quality.

         - Broad Range of Products and Services. We strive to provide our customers with a variety of competitive products and services while maintaining the timely response and personal service of a locally owned and managed bank. In addition to offering a full range of deposit services and commercial and personal loans, we offer products such as mortgage loan originations, accounts receivable financing, and small equipment leasing through third party providers. Other bank services which are in place or planned include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We are associated with a shared network of automated teller machines that may be used by our customers throughout South Carolina and other regions. In the future, we intend to offer annuities, mutual funds, Internet banking, and other financial services. We also offer MasterCard and VISA credit card services through a correspondent bank, which acts as our agent. We have a Web site and we are exploring opportunities to provide internet banking services, which we plan to do in response to any customer demand.

DEPOSIT PRODUCTS

         We offer a full range of deposit products that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are offered at rates competitive to those offered in the Myrtle Beach area. In addition, we offer retirement account services, such as Individual Retirement Accounts (IRAs). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

LENDING ACTIVITIES

         General. We emphasize a range of lending services, including real estate, commercial and consumer loans, to individuals and small businesses that are located, or conduct a substantial portion of their business, in Myrtle Beach and the Grand Strand.

         The characteristics of our loan portfolio and our underwriting procedures, collateral types, risks, approval process and lending limits are discussed below. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations - Provision and Allowance for Loan Losses" on page 19 and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Balance Sheet Review -- Loans" on page 22.

         Real Estate Loans. The primary component of our loan portfolio is real estate mortgage loans, which make up approximately 60% of our loan portfolio. These loans are secured generally by first or second mortgages on residential or commercial property. The major category of this component is commercial real estate loans secured by owner-occupied real estate. The borrowers are predominantly service businesses, such as medical and service providers for consumer and commercial customers along the Grand Strand.

         Commercial Loans. Approximately 19% of our loan portfolio consists of commercial loans. Commercial loans consist of secured and unsecured loans, lines of credit, and working capital loans. We make these loans to various types of businesses. Included in this category are loans to purchase equipment, finance accounts receivable or inventory, and loans made for working capital purposes.

         Consumer Loans. Consumer loans make up approximately 13% of our loan portfolio. These are loans made to individuals for personal and household purposes, such as secured and unsecured installment and term loans and revolving lines of credit such as overdraft protection. Automobiles and small recreational vehicles are pledged as security for their purchase.

         Construction and Development Loans. The remaining 8% of our loan portfolio, or approximately $4 million dollars, is composed of consumer and commercial real estate construction and commercial development loans. These loans are secured by the real estate for which construction is planned and, in many cases, by supplementary collateral.

         Underwriting Procedures, Collateral, and Risk. We use our established credit policies and procedures when underwriting each type of loan. Although there are minor variances in the characteristics and criteria for each loan type, which variances may require additional underwriting procedures, we generally evaluate borrowers using the following defined criteria:


         - Character - we determine that the borrower has sound character and integrity by examining the borrower's history.
         - Capital - we evaluate the borrower's overall financial strength, as well as the equity investment in the asset being financed.
         - Collateral - we determine that the collateral is adequate from the standpoint of quality, marketability, value and income potential.
         - Capacity - we evaluate the borrower's ability to service the debt.
         - Conditions - we underwrite the credit in light of the effects of external factors, such as economic conditions and industry trends.



         It is our practice to obtain collateral for most loans to help mitigate the risk associated with lending. We generally limit our loan-to-value ratio to 80%. We obtain a security interest in real estate for loans secured by real estate, including construction and development loans, and other commercial loans. For commercial loans, we obtain security interests in equipment and other company assets. For consumer loans used to purchase vehicles, we obtain appropriate title documentation. For secured loans that are not associated with real estate, or for which the mortgaged real estate does not provide an acceptable loan-to-value ratio, we obtain other available collateral such as stocks and bonds.



         Each type of loan carries a credit risk, simply defined as the potential that the borrower will not be willing or able to repay the debt. While real estate loans have various risks common to all types of loans, certain types of real estate loans have specific risk characteristics that vary according to the collateral type securing the loan and the terms and repayment sources for the loan. Real estate loans are all sensitive to fluctuations in the value of the real estate securing the loan. In addition, commercial real estate loans have risk that the primary source of repayment will be insufficient to service the debt. Construction and development real estate loans generally carry a higher degree of risk than long term financing of existing properties. These projects are usually dependent on the completion of the project on schedule and within cost estimates and on the timely sale of the property. Inferior or improper construction techniques, changes in economic conditions during the construction and marketing period, and rising interest rates which may slow the sale of the property are all risks unique to this type of loan. Residential mortgage loans, in contrast to commercial real estate loans, generally have longer terms and may have fixed or adjustable interest rates. Commercial loans primarily have risk that the primary source of repayment will be insufficient to service the debt. Often this occurs as the result of changes in local economic conditions or in the industry in which the borrower operates which impact cash flow or collateral value. Consumer loans, other than home equity loan products, are generally considered to have more risk than loans to individuals secured by first or second mortgages on real estate due to dependence on the borrowers employment status as the sole source of repayment. By following defined underwriting criteria as noted above, we can help to reduce these risks. Additionally we help to reduce the risk that the underlying collateral may not be sufficient to pay the outstanding balance by using appraisals or taking other steps to determine that the value of the collateral is adequate, and lending amounts based upon lower loan-to-value ratios. We control risks by reducing concentration of our loan portfolio in any one type of loan. A concentration of credit report based upon SIC code is reviewed on a quarterly basis by the Board of Directors.


         Loan Approval and Review. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request is considered by an officer with a higher lending limit. Any loan in excess of this lending limit is approved by the directors' loan committee. We do not make any loans to any of our directors or executive officers unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with us. We take steps to protect against losses due to hurricanes and weather phenomena by requiring customers to carry appropriate insurance.


         Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply to certain loan types or borrowers, in general we are subject to a loan-to-one-borrower limit. These limits increase or decrease as our capital increases or decreases. Unless we sell participations in loans to other financial institutions, we are not able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.


COMPETITION

         The banking business is highly competitive. We compete with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in the Myrtle Beach area and elsewhere. As of February 23, 2001, there were 13 commercial banks and three savings banks operating in Horry County. We believe that our community bank focus, with our emphasis on service to small businesses, individuals, and professional concerns, gives us an advantage in this market. Nevertheless, a number of these competitors are well established in the Myrtle Beach area. Most of them have substantially greater resources and lending limits than we have and offer services, such as extensive and established branch networks and trust services, that we do not currently provide. As a result of these competitive factors, we may have to pay higher rates of interest to attract deposits.

         The following table reflects our market share of deposits as of June 30, 2000 and 1999 in our service area for our existing office (based on figures reported by the financial institutions to the FDIC). This table does not include a recently chartered bank in Murrell's Inlet or a planned bank in Myrtle Beach.



                               MYRTLE BEACH MARKET


                                                                                                 JUNE 30,
                                                                                             2000 VERSUS 1999
                                    JUNE 30, 2000               JUNE 30, 1999              INCREASE (DECREASE)
                               ----------------------     ------------------------        --------------------
                                             PERCENT                      PERCENT
                                 DEPOSITS   OF MARKET       DEPOSITS     OF MARKET         AMOUNT      PERCENT
                               -----------  ---------     -----------    ---------        --------     -------
                                                             (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------------------------------------
BEACH FIRST.............       $    48,171     3.42%      $    33,185       2.48%         $ 14,986      45.16%
--------------------------------------------------------------------------------------------------------------

Wachovia................           239,172    16.96%          277,894      20.73%          (38,722)    (13.93)%
Coastal Federal.........           229,934    16.30%          194,515      14.51%           35,419      18.21%
Anchor Bank*............           204,607    14.51%          194,556      14.51%           10,051       5.17%
Bank of America.........           157,623    11.18%          162,515      12.12%           (4,892)     (3.01)%
Carolina First*.........           123,659     8.77%          101,496       7.57%           22,163      21.82%
Conway National.........           114,613     8.13%          113,570       8.47%            1,043        .92%
BB&T....................            80,130     5.68%           78,799       5.88%            1,331       1.69%
Peoples Federal.........            69,763     4.95%           68,256       5.09%            1,507       2.21%
NBSC....................            44,895     3.18%           36,417       2.72%            8,478      23.28%
First Union.............            36,692     2.60%           29,602       2.21%            7,090      23.95%
First Palmetto FSB......            27,724     1.97%           20,648       1.54%            7,076      34.27%
First Citizens..........            20,367     1.44%           17,992       1.34%            2,375      13.20%
Centura.................            13,095     0.93%           11,226       0.84%            1,869      16.65%
                               -----------                -----------                     --------
Total...................       $ 1,362,274                $ 1,307,486                     $ 69,774
                               ===========                ===========                     ========



------------
   * Merged together, June 6, 2000



LEGAL PROCEEDINGS

         In the ordinary course of operations, we are a party to various legal proceedings. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial position.

                           SUPERVISION AND REGULATION

         We are subject to extensive state and federal banking laws and regulations which impose specific requirements or restrictions on, and provide for general regulatory oversight of, virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

GRAMM-LEACH-BLILEY ACT


         The Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, was signed into law on November 12, 1999. Among other things, the Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies that become financial holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities.


         The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects.

         The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

BEACH FIRST NATIONAL BANCSHARES, INC.

         Because our holding company, Beach First National Bancshares, Inc., owns the outstanding capital stock of our bank, our holding company is a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

         The Bank Holding Company Act. Under the Bank Holding Company Act, our holding company is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require. Our activities at the holding company level are limited to:

         -        banking and managing or controlling banks;
         - furnishing services to or performing services for our subsidiaries; and
         - engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

         Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

         -        acquiring substantially all the assets of any bank;
         - acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
         -        merging or consolidating with another bank holding company.

         In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

         -        making or servicing loans and certain types of leases;
         - engaging in certain insurance and discount brokerage activities;
         -        performing certain data processing services;
         - acting in certain circumstances as a fiduciary or investment or financial adviser;
         -        owning savings associations; and
         - making investments in certain corporations or projects designed primarily to promote community welfare.

         The Federal Reserve Board imposes certain capital requirements on our holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to capital requirements and certain other restrictions, our holding company is able to borrow money to make a capital contribution to our bank, and these loans may be repaid from dividends paid from our bank to our company. Our ability to pay dividends is subject to regulatory restrictions as described below in "Beach First National Bank - Dividends." Our holding company is also able to raise capital for contribution to our bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

         Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, our holding company is expected to act as a source of financial strength to our bank and to commit resources to support our bank in circumstances in which our holding company might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank's holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. Prior to acquiring the capital stock of a national bank, we are not required to obtain the approval of the Board, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

BEACH FIRST NATIONAL BANK

         Our bank, Beach First National Bank, operates as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

         The Office of the Comptroller of the Currency and the FDIC regulate or monitor virtually all areas of our bank's operations, including:

         -    security devices and procedures;
         -    adequacy of capitalization and loss reserves;
         -    loans;
         -    investments;
         -    borrowings;
         -    deposits;
         -    mergers;
         -    issuances of securities;
         -    payment of dividends;
         -    interest rates payable on deposits;
         -    interest rates or fees chargeable on loans;
         -    establishment of branches;
         -    corporate reorganizations;
         -    maintenance of books and records; and
         - adequacy of staff training to carry on safe lending and deposit gathering practices.

         The Office of the Comptroller of the Currency requires banks to maintain specified capital ratios and imposes limitations on banks' aggregate investment in real estate, bank premises, and furniture and fixtures. The Office of the Comptroller of the Currency also requires banks to prepare quarterly reports on their financial condition and to conduct annual audits of their financial affairs in compliance with its minimum standards and procedures.

         Under the FDIC Improvement Act, all insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

         -    internal controls;
         -    information systems and audit systems;
         -    loan documentation;
         -    credit underwriting;
         -    interest rate risk exposure; and
         -    asset quality.

         National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board 30 days' prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.


         Deposit Insurance. The FDIC has adopted a risk-based assessment system for determining an insured depository institution's insurance assessment rate. The system takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or
(3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC's determination of the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry.

         The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

         Transactions With Affiliates and Insiders. Our bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of our bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

         Our bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Our bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

         Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law, with limited exceptions, currently permits branching across state lines through interstate mergers.

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank. Under the Gramm-Leach-Bliley Act, banks with aggregate assets of not more than $250 million will be subject to a Community Reinvestment Act examination only once every 60 months if the bank receives an outstanding rating, once every 48 months if it receives a satisfactory rating, and as needed if the rating is less than satisfactory. Additionally, under the Gramm-Leach-Bliley Act, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

         Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

          - the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
          - the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
          - the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
          -    the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
          -    the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
          -    the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

         - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
         - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either our holding company or our bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a

Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Currently, we qualify as "well capitalized."

         Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

         -        submit a capital restoration plan;
         -        raise additional capital;
         - restrict their growth, deposit interest rates, and other activities;
         -        improve their management;
         -        eliminate management fees; or
         -        divest themselves of all or a part of their operations.

         These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from our holding company may be necessary which could impact our ability to pay dividends. Our capital levels currently are adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time. If we fail to meet these capital requirements, our bank would be required to develop and file a plan with the Office of the Comptroller of the Currency describing the means and a schedule for achieving the minimum capital requirements. In addition, our bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless our bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         Enforcement Powers. The Financial Institutions Reform, Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

         Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

         The following sets forth certain information regarding our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. Executive officers serve at the discretion of the our board of directors. Set forth below is information about each of our directors and each of our executive officers. Each director is also a director of Beach First National Bank.

NAME                                        AGE     POSITION WITH THE COMPANY
----                                        ---     -------------------------

Michael Bert Anderson..................     41      Director
Orvis Bartlett Buie....................     52      Director
Dr. Raymond E. Cleary, III.............     52      Director, Chairman of the Board
Michael D. Harrington..................     53      Director
Mary Katharine ("Katie") Huntley.......     50      Executive Vice President and Senior Lender of our bank and
                                                    Assistant Secretary of our holding company
Dr. Joe N. Jarrett, Jr.................     52      Director
Richard E. Lester......................     57      Director
Rick H. Seagroves......................     44      Director
Don J. Smith...........................     49      Director
Samuel Robert Spann, Jr................     52      Director
B. Larkin Spivey, Jr...................     60      Director
Julien E. Springs......................     44      Senior Vice President of our bank
Walter E. Standish, III................     50      Director, President and Chief Executive Officer of our bank and of our holding company
Stephanie L. Vickers...................     38      Senior Vice President and Chief Financial Officer of our bank,
                                                    Chief Financial Officer and Secretary of our holding company
James C. Yahnis........................     45      Director

         Michael Bert Anderson is a director of our company and our bank. He is a native of the Myrtle Beach area. He graduated from Duke University in 1980 with a degree in management sciences/accounting. Since that time, Mr. Anderson has worked in the family hotel business. The family-owned properties in the Myrtle Beach Area have been redeveloped and tripled in size since 1980. They include the Poindexter Resort, Court Capri, and Atlantica condominium towers. Mr. Anderson is a managing partner in the Patricia Hotels, Coral Beach Resort, and Sands Resorts. Mr. Anderson is also involved in several local golf courses serving as a general partner in Arrowhead and Wicked Stick. Mr. Anderson's community service includes Myrtle Beach Community Church, Christian Academy, and the United Way of Horry County. Mr. Anderson is past president of the Myrtle Beach Hospitality Association. As a volunteer with the City of Myrtle Beach, Mr. Anderson has served four years on the Planning and Zoning Commission and is currently serving as a director of the Downtown Redevelopment Corporation. Mr. Anderson has been a director of our company and our bank since our formation in 1995. Mr. Anderson's current term as a director of our company expires in 2003.

         Orvis Bartlett Buie is a director of our company and our bank. He is the owner of Bartlett Buie, CPA, P.A. From 1992 until September 1997, Mr. Buie was a partner with Buie, Rabon & Jaskot, CPAs. Prior to 1992, Mr. Buie was a partner with Bates, Buie, Lindsay, Evans, Rabon & Kinard, CPAs. He is the president of Damon's Eastern Carolinas, Ltd., the franchisor of Damon's Ribs restaurants in North Carolina, South Carolina, and eastern Tennessee. Mr. Buie received his bachelor's degree in accounting from the University of South Carolina in 1972. He has been a certified public accountant since 1974 and is licensed to practice in both South Carolina and North Carolina. Mr. Buie has been a director of our company and our bank since our formation in 1995. Mr. Buie's current term as a director of our company expires in 2003.

         Dr. Raymond E. Cleary, III is chairman of our company. Dr. Cleary has been a practicing general dentist in Surfside Beach, South Carolina since 1975. As a dentist, he served as an officer and a board member of the South Carolina Dental Association, 4th District of South Carolina Dental Association, and the Grand Strand Dental Society. Dr. Cleary is a former board member of the Florence Darlington Technical College, Dental Hygienist/Assistant Program. He received his undergraduate degree and his dental degree from The Ohio State University and College of Dentistry. In business, Dr. Cleary was an initial organizer and director of Waccamaw State Bank from 1980 to 1987. In 1987, Waccamaw State Bank merged into Anchor Bank, and he was an advisory director of Anchor Bank from 1987 to 1994. In the community, Dr. Cleary has served as a Webelo Boy Scout leader and a youth soccer coach. He has been an officer or board member of the Grand Strand YMCA, the South Strand Sertoma, the Grand Strand Soccer Association, the Surfside Business and Professional Association, the Better Business Bureau, and the Myrtle Beach Chamber of Commerce. Additionally, Dr. Cleary has served as an Eucharistic Minister, in a church men's group, and on a church board. Dr. Cleary has been a director of our company and our bank since our formation in 1995. Dr. Cleary's current term as a director of our company expires in 2002.

         Michael D. Harrington is a director of our company and our bank. He is president and general manager of Harrington Construction Company, Inc., a Myrtle Beach general contracting firm organized in 1979. With over 30 years of construction experience, Mr. Harrington specializes in commercial construction in the Myrtle Beach and Grand Strand area. Originally from Sumter, South Carolina, he served six years in the United States Marine Corps Reserves immediately following high school. Presently, he serves on the Horry County Advisory Council of Junior Achievement and as a board member of Myrtle Beach Haven, a homeless shelter. Mr. Harrington served on the advisory board for United Carolina Bank for three years. In addition, he is a member of Myrtle Beach Masonic Lodge #353, Myrtle Beach Shrine Club, Omar Temple, Delta Lodge of Perfection, and Myrtle Beach Elks Lodge #771. Mr. Harrington has been a director of our company and our bank since our formation in 1995. Mr. Harrington's current term as a director of our company expires in 2003.

         Mary Katharine ("Katie") Huntley is an executive vice president and senior lender of our bank and assistant secretary of our company. Ms. Huntley has 28 years of experience in administrative banking and finance, including 12 years of senior banking experience on the Grand Strand. She attended Marshall University in Huntington, West Virginia. She is a licensed insurance agent in South Carolina. Prior to joining us in 1996, Ms. Huntley was a vice president and team leader for NationsBank (now Bank of America) where she managed three commercial loan officers in addition to being personally responsible for a $30 million loan portfolio. She has served as president of the Eastern Carolina Chapter of Robert Morris Associates (now Risk Management Association) and Coastal Business Women's Network and still serves on the board and as secretary of both. She has also served as chairwoman of the Better Business Bureau of Coastal Carolina, Inc and still serves on its executive board. She also currently serves on the Community Bank Council of the South Carolina Bankers Association.

         Dr. Joe N. Jarrett, Jr. is a director of our company and our bank. Dr. Jarrett is a Board Certified Orthopedic Surgeon. Dr. Jarrett is the president of the board of directors of the Tara Hall Home for Boys and is a member and past president of the Grand Strand Sertoma Club. Dr. Jarrett has been extremely active serving the medical community. He is the past president of the South Carolina Orthopedic Association and has previously served as president of the Horry County Medical Society. Dr. Jarrett was a member of the Grand Strand Regional Medical Center Board of Trustees. He received his bachelor's degree in English from Dartmouth College and his doctorate of medicine from West Virginia University. Dr. Jarrett has been a director of our company and our bank since our formation in 1995. Dr. Jarrett's current term as a director of our company expires in 2002.

         Richard E. Lester is a director of our company and our bank and is a Municipal Judge for Myrtle Beach. In addition to his capacity as Municipal Judge, Judge Lester practices real estate law. Judge Lester is also a member of the Horry County Bar Association, the South Carolina Bar Association, and the American Bar Association. He received his bachelor's degree in 1966 and his juris doctorate degree in 1969 from the University of South Carolina. He was admitted to the South Carolina Bar in 1969. From 1969 to 1973, Judge Lester was an agent with the Federal Bureau of Investigation. Judge Lester has been a director of our company and our bank since our formation in 1995. Judge Lester's current term as a director of our company expires in 2002.

         Rick H. Seagroves is a director of our company and our bank. He is the owner and chief executive officer of Inland Foods Corporation, which operates 13 Burger King restaurants located in the southeast portion of South Carolina. He owns TKS, Inc., which operates several of The Sea Store convenience store/gas stations and is a franchisee with T.G.I. Friday's restaurant group. He also owns and operates 27 Pizza Hut restaurants in eastern South Carolina. Mr. Seagroves is an elder at the First Presbyterian Church and a member of the Budget and Stewardship Committee. He is a director of the Grand Strand Sertoma Club. Mr. Seagroves works with several charities in the Myrtle Beach area and has been instrumental in raising special project funds for Horry County schools. Mr. Seagroves has been a director of our company and our bank since our formation in 1995. Mr. Seagroves' current term as a director of our company expires in 2003.

         Don J. Smith is a director of our company and our bank. Mr. Smith is President of Chicora Development and Coldwell Banker Chicora Real Estate, a real estate firm in the Myrtle Beach and Grand Strand areas. He is currently a member of the Planning and Zoning Board for the Town of Briarcliffe Acres and a member of the King of Glory Lutheran Church. He is also a member and has served on various committees of the Myrtle Beach Chamber of Commerce. Mr. Smith has been a member of the South Carolina Association of Realtors and the Coastal Carolina Board of Realtors for more than 20 years and also serves as a director for each of those organizations. He holds a bachelor's degree in accounting from Western Carolina University. Mr. Smith has been a director of our company and our bank since our formation in 1995. Mr. Smith's current term as a director of our company expires in 2002.

         Samuel Robert Spann, Jr. is a director of our company and our bank and has served as president and chief executive officer of Spann Roofing and Sheet Metal, Inc. since 1975. Spann Roofing and Sheet Metal, Inc. is a large regional roofing contractor serving the eastern sectors of South Carolina and North Carolina. Mr. Spann currently serves as a member on the Board of Visitors at the Wall School of Business, Coastal Carolina University. He is a past director of the National Roofing Contractors Association and a past president of the Carolina Roofing Association. Mr. Spann's extensive community involvement in the past includes service as president and general campaign chairman of the United Way of Horry County, as well as service on the board of directors of the Myrtle Beach Rotary Club, the Dunes Golf and Beach Club, and the Myrtle Beach Area Chamber of Commerce. Mr. Spann is a graduate of Clemson University and served as an officer in the United States Air Force. Mr. Spann has been a director of our company and our bank since our formation in 1995. Mr. Spann's current term as a director of our company expires in 2001.

         B. Larkin Spivey, Jr. is a director of our company and our bank. He has been president and general manager of Birch Canoe Campground, Inc. since 1985, operating a Kampgrounds of America ("KOA") franchised camping resort with an ancillary convenience store and recreational vehicle sales business. Since 1986, he has been the manager of Spivey Company, LLC, managing commercial real estate in Myrtle Beach and Conway, South Carolina. He served for 20 years as an officer in the United States Marine Corps, commanding various units including an infantry company in combat during the Vietnam War. Mr. Spivey is a director and recent past president of the Myrtle Beach Campground Owners Association and a past director of the South Carolina Campground Owners Association, Myrtle Beach Chamber of Commerce and Myrtle Beach Area Hospitality Association. He is currently director of the Dunes Golf and Beach Club. He served from 1982 to 1995 on the local advisory board of C&S National Bank and its successor, NationsBank. Mr. Spivey graduated from The Citadel with a degree in business administration in 1961 and received a master's degree in business administration from George Washington University in 1972. He is currently a member of Trinity Episcopal Church and the Cursillo of Christianity Secretariat, Diocese of South Carolina. Mr. Spivey has been a director of our company and our bank since our formation in 1995. Mr. Spivey's current term as a director of our company expires in 2001.

         Julien E. Springs joined us in February 2001 as a senior vice president of our bank. Mr. Springs has over 20 years of experience in banking and loan production in the Myrtle Beach Area. From 1992 until his affiliation with us, Mr. Springs was a Senior Vice President for The Anchor Bank, serving as its city executive for the Myrtle Beach market since March 1997. Until its acquisition in 2000, The Anchor Bank was a major local financial institution in the Myrtle Beach area. Mr. Springs has served as a director and treasurer of the Grand Strand Sertoma Club. Mr. Springs is a member of the boards of directors of the Grand Strand YMCA and Helping Hand of Myrtle Beach. Mr. Springs is also a member and past chairman of Grand Strand Ducks Unlimited, where he currently serves a committee member and sponsor chairman.

         Walter E. Standish, III is the president and chief executive officer and a director of our bank and our company. He received a bachelor of science degree in Business Administration from the University of South Carolina. He is a graduate of the South Carolina Banker's School and the University of Virginia Commercial Lending School. Prior to joining us, Mr. Standish was with the Bank of America and its predecessors for 25 years. Prior to 1990, Mr. Standish served in various capacities with Bank of America in Columbia and Beaufort, South Carolina. From 1985 to 1990, Mr. Standish became well-acquainted with the Grand Strand as a commercial lender. Mr. Standish was Bank of America's retail executive for the Grand Strand from 1990 to 1995. During this period, Mr. Standish led Bank of America's expansion of its branch network from three to 13 branches. For the next five years, Mr. Standish served as regional retail executive for markets in Charleston and Hilton Head, South Carolina and Charlotte, North Carolina, becoming a senior vice president of Bank of America in 1997. He was formerly a member of the University of South Carolina Alumni Council as well as chairman of the Grand Strand Regional Medical Center and a board member of the Myrtle Beach Area Chamber of Commerce and

Horry County United Way. Mr. Standish is also a member of the Board of Visitors of the E. Craig Wall School of Business Administration. Mr. Standish has been a director of our company and our bank since 2000. Mr. Standish's current term as a director of our company expires in 2003.

         Stephanie L. Vickers is senior vice president and chief financial officer of our bank and chief financial officer and secretary of our holding company. She received a Bachelor of Business Administration Degree with a major in accounting from the University of Toledo, Toledo, Ohio. Ms. Vickers has 17 years experience in banking and financial management, the last two of which were acquired in Myrtle Beach as the vice president of product development for Coastal Federal Savings Bank. From 1994 to 1998, Ms. Vickers was employed by Pelican Financial, Inc. where she was a senior vice president and chief financial officer for Pelican National Bank in Naples, Florida, and served on its board of directors; from 1994 to 1996, Ms. Vickers served as the accounting manager for Washtenaw Mortgage Company. She is a certified public accountant and a member of the Ohio Society of CPAs. In April 2001, Ms. Vickers relocated to Atlanta, Georgia. We anticipate that Ms. Vickers will continue to serve as our chief financial officer until we are able to employ a replacement.

         James C. Yahnis is a director of our company and our bank. He is currently an owner of The Yahnis Company, a beer wholesale company with operations in Myrtle Beach, Florence, and Columbia. Mr. Yahnis holds the MAI designation, and he is associated with The Hazen Company, a real estate appraisal firm. He is currently a member of the board of the South Carolina Beer Association. Mr. Yahnis formerly served on the finance committee of the Myrtle Beach Area Chamber of Commerce and on various professional committees for The Appraisal Institute. He received a bachelor's degree in economics from Davidson College and a master's degree in real estate from the University of Florida. Mr. Yahnis has been a director of our company and our bank since our formation in 1995. Mr. Yahnis' current term as a director of our company expires in 2001.

EMPLOYMENT AGREEMENTS

         We have entered into an employment agreement with Walt Standish, pursuant to which he became our bank's president and chief executive officer and our president on March 20, 2000. The employment agreement provides for a salary of $125,000 per annum. The agreement also provides Mr. Standish with an automobile as well as reimbursement for any relocation expenses incurred. Mr. Standish is also eligible to receive a cash bonus equal to 8% of the net pre-tax income of our bank in 2000 and 5% of the net pre-tax income of our bank in 2001 (determined in each case in accordance with generally accepted accounting principles). Additionally, Mr. Standish participates in our retirement, welfare, and other benefit programs and is entitled to a life insurance policy and reimbursement for club dues and travel and business expenses. The employment agreement provides for an initial term ending on March 20, 2002, subject to automatic extension for an additional three years upon a change in control. Furthermore, in the event of a change in control, any restrictions on outstanding incentive awards, including the options, will lapse so that all such awards vest immediately. For two years following the termination of his employment, Mr. Standish may not (a) become engaged or employed in a similar business or venture as our business within Horry County, South Carolina, or (b) solicit our customers or potential customers for the purpose of providing financial services.

         We employed Mr. Standish to replace Gary Horn, who had served as our bank's president and chief executive officer and as our president from our inception in 1995 until his resignation on January 14, 2000. As part of our severance agreement with Mr. Horn, we continued Mr. Horn's monthly salary through September 1, 2000 (based on an annual rate of $90,000), and we eliminated the restrictions on competition, solicitation of employees, and solicitation of customers that had been contained in his employment agreement. During his employment, we granted Mr. Horn options to purchase 36,793 shares of common stock, exercisable at $10.00 per share and vesting over a five-year period. Upon Mr. Horn's resignation, his unvested options expired, but we agreed to extend the exercisability of Mr. Horn's vested options for 22,077 shares to January 15, 2002. Under the Internal Revenue Code, these options will now be treated as nonqualified stock options rather than incentive stock options.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         Walter E. Standish, III has served as our president and our bank's interim president and chief executive officer since March 20, 2000. For the year ended December 31, 2000, we paid to Mr. Standish a total salary of $102,958. In addition, Mr. Standish earned a bonus of $32,453, which is payable in 2001. None of our other executive officers earned total annual compensation, including salary and bonus, in excess of $100,000 in 2000. Our executive officers participate in our retirement, welfare, and other benefit programs. The amount of such benefits received in the fiscal year by these officers did not exceed 10% of the executive's annual salary and bonus.


         We employed Mr. Standish to replace William Gary Horn, who had served as our bank's president and chief executive officer and as our president from our inception in 1995 until his resignation on January 14, 2000. In connection with the termination of Mr. Horn's employment we, among other things, agreed to continue Mr. Horn's monthly salary through September 1, 2000. We paid to Mr. Horn total cash compensation of $69,478 in the year ended December 31, 2000. Mary Katharine ("Katie") Huntley, the senior lender and executive vice president of our bank, served as our interim president and as our bank's interim president and chief executive officer from January 14, 2000 to March 20, 2000. Ms. Huntley received no increase in salary during the interim period and has since resumed her duties as the executive vice president and senior lender of our bank and as our assistant secretary.

STOCK OPTIONS

         We believe that the issuance of stock options can promote our growth and profitability by providing additional incentives for participants to focus on our long-range objectives. We also believe that stock options help us to attract and retain highly qualified personnel and to link their interests directly to our shareholders' interests. In April 1997, we adopted a stock option plan covering 110,000 shares of common stock. As of May 15, 2001, there were options to acquire 88,862 shares outstanding under this plan, with a weighted average exercise price of $10.24 per share. Of the outstanding options, 57,714 are currently exercisable.

         In connection with his employment, we granted Mr. Standish options to purchase up to 5,000 shares of common stock, exercisable at $12.50 per share. The options vest over two years, subject to Mr. Standish's continued employment and achievement by the bank of certain performance criteria. These options have a term of ten years. In addition to Mr. Standish's options, 38,877 options are held by former executives, our employees have an aggregate of 25,485 currently outstanding options, and our directors have an aggregate of 19,500 currently outstanding options.

DIRECTOR COMPENSATION

         Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. We did not pay any directors' fees during the last fiscal year. However, we may, pursuant to our bylaws, begin to compensate our directors at some time in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.


         In the third quarter of 2000, we asked the architectural firm that we hired to design and supervise the construction of our Surfside Beach branch to solicit bids for that project. We and our architectural firm agreed on four contractors from whom bids were to be sought. Harrington Construction Company, Inc., which is controlled by Michael D. Harrington, one of our directors, was one of these contractors. Our architectural firm prepared the specifications for the bids, received the bids, and opened and summarized the bids. All four bids met the specifications and the bid of Harrington Construction Company was clearly the lowest. Therefore, we contracted with Harrington Construction Company to construct our Surfside Beach branch on a "cost plus" basis. We anticipate that payments to Harrington Construction will total approximately $700,000, with the remaining $500,000 being spent by the bank for furniture, fixtures, and information systems and other equipment. Ground was broken for the Surfside Beach branch in November of 2000 and we expect to open that branch in June 2001.


EXCULPATION AND INDEMNIFICATION

         Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the company or shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

         Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at the request of the company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have the company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

         Under our bylaws, indemnification will be disallowed if it is established that the director engaged in willful misconduct or a knowing violation of the criminal law. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act of 1988 requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

         Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

                             PRINCIPAL SHAREHOLDERS


         The following table shows how much common stock is beneficially owned by our directors and executive officers as of May 15, 2001. As of May 15, 2001, there were no known owners of 5% or more of our common stock.



                                                                                                  Percentage of
                                                   Number of Shares                                 Beneficial
       Name                                            Owned (1)       Right to Acquire (2)         Ownership(3)
       ----                                        ----------------    --------------------       --------------
       Michael Bert Anderson..................          14,650                   1,500                  2.19%
       Orvis Bartlett Buie....................          14,300                   1,500                  2.14
       Raymond E. Cleary, III.................          21,225                   1,500                  3.08
       Michael D. Harrington..................          22,150                   1,500                  3.21
       Mary Katharine ("Katie") Huntley.......             400                  16,800                  2.29
       Joe N. Jarrett, Jr.....................          14,540                   1,500                  2.18
       Richard E. Lester......................          14,010                   1,500                  2.10
       Rick H. Seagroves......................          17,200                   1,500                  2.54
       Don J. Smith...........................          14,000                   1,500                  2.10
       Samuel Robert Spann, Jr................          19,642                   1,500                  2.87
       B. Larkin Spivey, Jr...................          14,000                   1,500                  2.10
       Julien E. Springs......................              --                      --                     *
       Walter E. Standish, III................             724                   5,000                     *
       Stephanie L. Vickers...................              --                      --                     *
       James C. Yahnis........................          14,000                  13,095                  2.10
                                                       -------                  ------                 -----
       Executive officers and directors as a
       group (15 persons).....................         180,841                  35,800                 28.02%


         *  Less than 1%

(1)      Includes shares for which the named person:
         -   has sole voting and investment power,
         - has shared voting and investment power with a spouse or other person, or
         - holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

         Does not include shares that may be acquired by exercising stock options.

(2) Includes shares that may be acquired within the next 60 days by exercising stock options but does not include any other stock options.

(3) Determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options.

                            DESCRIPTION OF SECURITIES

GENERAL

         Our authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. For a detailed description of the provisions summarized below please see the articles of incorporation filed as an exhibit to the Registration Statement of which this prospectus forms a part.

COMMON STOCK


         Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy" on page 10. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders do not have preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in the assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to the rights, preferences, and privileges of holders of any classes or series of preferred stock that we may issue in the future.


PREFERRED STOCK

         Our articles of incorporation provide that the board of directors may, without the approval of the shareholders, authorize and issue preferred stock in one or more classes or series with designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions as the directors may determine, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, we will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock (for example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock), and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock. Currently, we do not plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS

         The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Restriction on Bank Acquisition. Sections 34-25-50 and 34-25-240 of the Code of Laws of South Carolina prohibit a company from acquiring Beach First National Bancshares or Beach First National Bank until the bank has been in existence and continuous operation for five years. We will no longer be subject to this restriction after September 23, 2001.

         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of our management.

         Classified Board of Directors. Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

         Control Share Acquisition. Under our articles of incorporation, no person may acquire or obtain the power to vote more than ten percent of any class of our securities except under certain circumstances. The circumstances under which a person may acquire or obtain the power to vote more than ten percent of any class of our securities without prior approval are:


         - through the operation of the laws of descent and distribution (e.g., an inheritance);
         - pursuant to the satisfaction of a bona fide pledge or security interest;
         - pursuant to a merger or consolidation approved by the majority of our disinterested directors; or
         - when acting as a fiduciary for one of our employee benefit plans.


         A person may obtain approval to acquire or obtain the power to vote more than ten percent of any class of our securities by either (1) obtaining the approval of 75% of our disinterested directors or (2) requesting a special shareholder meeting in accordance with our articles of incorporation and receiving approval from the disinterested holders of a majority of each class of our shares. A director is "disinterested" if that director is not either (1) proposing to acquire more than ten percent of any class of our securities or (2) a member of a group proposing to acquire or obtain the power to vote more than ten percent of any class of our securities that is not eligible to vote to approve such voting rights or acquisition. Shareholders are "disinterested" if they are not:

         -        an acquiring person or a member of an acquiring group;
         -        one of our officers; or
         -        one of our employees who is also one of our directors.

The bona fide acquisition from a person whose acquisition of, or power to vote, more than ten percent of any class of our securities was permitted by one of the means stated above is also permitted under our articles of incorporation. If a person acquires or obtains the power to vote more than ten percent of any class of our securities except as permitted above, then all stock beneficially owned by such person in excess of ten percent shall not be counted as stock entitled to vote in connection with any matters submitted to our shareholders for a vote.

         Number, Term, and Removal of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders, by a majority vote of those entitled to vote in an election of directors, may remove a director with or without cause. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary on or before the later to occur of (a) 60 days in advance of the annual meeting or (b) 10 days after notice of the meeting is provided to the shareholders. Shareholder nominations for the election of directors must be made in writing and delivered to our secretary no later than 90 days prior to the annual or special meeting. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE


         Upon completion of this offering, we will have 1,191,913 shares of common stock outstanding, or 1,260,095 shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors and executive officers will generally be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.


         In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  UNDERWRITING


         Pursuant to the terms and conditions of the underwriting agreement, the underwriter named below has agreed to purchase from us the number of shares of common stock set forth below.



                                                    Number of Firm       Number of Over-
                         Underwriter                    Shares           Allotment Shares
                         -----------                --------------       ----------------
                  Scott & Stringfellow, Inc.            454,545                68,182


         Pursuant to the underwriting agreement, we have the right to direct the underwriter to offer and sell up to 150,000 shares of the common stock to our directors and executive officers and their families. The underwriting discount has been calculated on the basis of an underwriting fee of 7.0% provided that there will be no underwriting discount in connection with the sale of common stock actually purchased by the directors, executive officers, and family members. We will pay to the underwriter a financial advisory fee of $72,000. If the number of shares of common stock purchased by directors, executive officers, and family members is less than 150,000 shares, the financial advisory fee will be equal to the amount determined by multiplying $72,000 by a fraction the numerator of which is the total number of shares of common stock purchased by such persons and the denominator of which is 150,000.


         Pursuant to the underwriting agreement, we have agreed to reimburse the underwriter for certain expenses, including (i) the fees and expenses incident to securing the required review by the NASD of the terms of the sale of the common stock in the offering, (ii) the reasonable fees and expenses of counsel for the underwriter in connection with such review, "blue sky" registration, and other matters associated with representing the underwriter up to an amount of $45,000, and (iii) all miscellaneous and travel fees and expenses of the underwriter and all expenses of any information meetings associated with the sale of the common stock up to an amount of $12,000.


         The underwriting agreement provides that obligations of the underwriter are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering, including the absence of any material change in our business and the receipt of certain certificates, opinions, and letters from us and our counsel and independent public accountant. The underwriter is required to purchase and pay for the shares offered by this prospectus other than those covered by the over-allotment option described below.

         The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at the price less a concession not in excess of $____ per share. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $___ per share to certain other broker and dealers. We expect that certificates for the shares of common stock will be ready for delivery on or about ________, 2001. After the offering, the offering price and other selling terms may change.


         We have granted the underwriter an option, exercisable within 30 days after the date of this prospectus, to purchase up to 68,182 additional shares of common stock to cover over-allotments, if any, at the public offering price listed on the cover page of this prospectus, less the 7.0% underwriting discount. The underwriter may purchase these shares only to cover over-allotments made in connection with this offering.


         The underwriter does not intend to sell shares of common stock to any account over which it exercises discretionary authority.


         We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as currently in effect, or to contribute to payments that the underwriter may be required to make in connection with these liabilities.


         To date, trading and quotations of our common stock has been limited and sporadic. The public offering price will be determined by negotiation between us and the underwriter. These negotiations will include such factors as our financial and operating history, the experience of our management, our position in our industry, our prospects, and our financial results and trends. In addition, consideration will be given to the status of the securities markets, market conditions for new offerings of securities, and the prices of similar securities of comparable companies.

         We, our directors and executive officers, and certain shareholders, former directors, and former executive officers have agreed with the underwriter not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock or any securities that can be converted into or exchanged for shares of common stock for a period of 180 days from the date of this prospectus without the underwriter's prior written consent, except in limited circumstances. The underwriter may on occasion be a customer of, engage in transactions with, and perform services for us in the ordinary course of business.


         We have also agreed to pay the underwriter a financial advisory fee of 2% of the amount received from any transaction completed by Beach First National Bancshares before (i) the completion of this offering or (ii) January 3, 2002, whichever is later, in which we or our shareholders sell or agree to sell more than 25% of our outstanding stock or more than 25% of our assets.


                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Beach First National Bancshares, Inc. by Nelson Mullins Riley & Scarborough, L.L.P., Greenville, South Carolina. Certain legal matters related to this offering will be passed upon for the underwriter by Haynsworth Sinkler Boyd, P.A., Columbia, South Carolina.

                                     EXPERTS

         Beach First National Bancshares, Inc.'s consolidated balance sheets as of December 31, 2000, and December 31, 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000 have been audited by Elliott Davis & Co., L.L.P., as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to Beach First National Bancshares, Inc., Beach First National Bank, and the common stock, you should refer to the Registration Statement and the exhibits thereto.

         You can examine and obtain copies of the Registration Statement at the Public Reference Room of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Beach First National Bancshares, Inc.

         Beach First National Bancshares, Inc. is a reporting company subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements, and other information with the SEC. This information may be inspected and copies may be obtained from the SEC's Public Reference Room or the SEC's Web site referred to above. We will furnish our shareholders with annual reports containing audited financial statements. Our fiscal year ends on December 31st.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


         Our Annual Report on Form 10-KSB for the year ended December 31, 2000 and our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001, filed with the Commission (Commission File No. 000-22503) are incorporated herein by reference as if fully set forth herein.

         All documents filed by the company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of the offering of the shares of common stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to Beach First National Bank, Attention: Walter E. Standish, III, at 1550 Oak Street, Myrtle Beach, South Carolina 29577.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                             (AUDITED AND UNAUDITED)



BEACH FIRST NATIONAL BANCSHARES, INC.

Report of Independent Auditor........................................................................             F-2

Consolidated Balance Sheets at December 31, 2000 and 1999............................................             F-3

Consolidated Statements of Operations for the Years Ended December 31, 2000, 1999 and 1998...........             F-4

Consolidated Statement of Changes in Shareholders' Equity for the Years Ended
     December 31, 2000, 1999 and 1998 ...............................................................             F-6

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999, and 1998..........             F-7

Notes to Financial Statements........................................................................ F-7 through F-20

(UNAUDITED) FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001

Consolidated Balance Sheets at December 31, 2000 and March 31, 2001 and 2000.........................             F-22

Consolidated Statements of Operations for the Three Months Ended March 31, 2001 and 2000.............             F-23

Consolidated Statement of Changes in Shareholders' Equity for the Three Months Ended
     March 31, 2001 and 2000.........................................................................             F-24

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2001 and 2000.............             F-25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
BEACH FIRST NATIONAL BANCSHARES, INC.
Myrtle Beach, South Carolina


         We have audited the accompanying consolidated balance sheets of BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") AND SUBSIDIARY as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY at December 31, 2000 and 1999 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.





Elliott, Davis & Company, LLP
Greenville, South Carolina
January 19, 2001

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                                               DECEMBER 31,
                                                                    ---------------------------------
                                                                        2000                 1999
                                                                    ------------         ------------
                                                 ASSETS
Cash and due from banks ....................................        $  1,359,158         $  2,516,526
Federal funds sold and short term investments ..............           6,919,000                   --
Investment securities ......................................           7,899,133            8,980,109
Loans, net .................................................          45,052,910           32,129,114
Federal Reserve Bank stock .................................             164,700              190,850
Federal Home Loan Bank stock ...............................             122,200              112,200
Property and equipment, net ................................           1,546,447            1,446,424
Real estate acquired in settlement of loans ................                  --               99,820
Other assets ...............................................             706,468              680,352
                                                                    ------------         ------------

        Total assets .......................................        $ 63,770,016           46,155,395
                                                                    ============         ============

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits
     Noninterest bearing ...................................        $  5,525,253         $  5,864,480
     Interest bearing ......................................          51,201,258           30,971,540
                                                                    ------------         ------------

        Total deposits .....................................          56,726,511           36,836,020

Other liabilities
     Federal Home Loan Bank advances .......................                  --            1,900,000
     Federal funds purchased ...............................                  --              920,000
     Other .................................................             314,835              186,062
                                                                    ------------         ------------

        Total liabilities ..................................          57,041,346           39,842,082

COMMITMENTS AND CONTINGENCIES - Notes 9 and 13

SHAREHOLDERS' EQUITY
     Common stock, $1 par value, 10,000,000 shares
       authorized, 737,368 and 735,868 shares issued and
       outstanding at December 31, 2000 and 1999
       respectively ........................................             737,368              737,368
     Paid-in capital .......................................           6,489,981            6,476,481
     Retained deficit ......................................            (457,175)            (687,898)
     Accumulated other comprehensive loss ..................             (41,504)            (211,138)
                                                                    ------------         ------------

        Total shareholders' equity .........................           6,728,670            6,313,313
                                                                    ------------         ------------

        Total liabilities and shareholders' equity .........        $ 63,770,016         $ 46,155,395
                                                                    ============         ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                                        ---------------------------------------------------
                                                                            2000                1999                1998
                                                                        -----------         -----------         -----------
INTEREST INCOME
     Loans and fees on loans ...................................        $ 3,713,902         $ 2,469,213         $ 1,444,855
     Investment securities .....................................            586,035             628,112             722,708
     Federal funds sold ........................................            334,086              43,459             133,807
                                                                        -----------         -----------         -----------

         Total interest income .................................          4,634,023           3,140,784           2,301,370

INTEREST EXPENSE
     Deposits and borrowings ...................................          2,450,184           1,458,633           1,153,927
                                                                        -----------         -----------         -----------
         Net interest income ...................................          2,183,839           1,682,151           1,147,443

PROVISION FOR POSSIBLE LOAN LOSSES .............................            251,107             154,168             272,500
                                                                        -----------         -----------         -----------
         Net interest income after provision for possible
            loan losses ........................................          1,932,732           1,527,983             874,943
                                                                        -----------         -----------         -----------

NONINTEREST INCOME
     Service fees on deposit accounts ..........................            264,154             157,988             128,059
     Loss on sale of investment securities .....................             (8,959)            (32,702)            (12,467)
     Other income ..............................................             38,287              29,645              21,536
                                                                        -----------         -----------         -----------
         Total noninterest income ..............................            293,482             154,931             137,128
                                                                        -----------         -----------         -----------

NONINTEREST EXPENSES
     Salaries and wages ........................................            890,572             725,410             566,706
     Employee benefits .........................................             87,605              66,292              48,230
     Supplies and printing .....................................             51,222              36,595              52,265
     Advertising and public relations ..........................             34,598              23,126              30,855
     Professional fees .........................................            141,699             134,466             148,487
     Depreciation and amortization .............................            175,523             197,986             194,114
     Occupancy .................................................             53,485              49,268              37,565
     Data processing fees ......................................             96,560              70,805              46,948
     Other operating expenses ..................................            319,101             292,045             191,084
                                                                        -----------         -----------         -----------

         Total noninterest expenses ............................          1,850,365           1,595,993           1,316,254
                                                                        -----------         -----------         -----------

         Income (loss) before income taxes .....................            375,849              86,921            (304,183)

INCOME TAX EXPENSE (BENEFIT) ...................................            145,126              34,000             (71,000)
         Net income (loss) .....................................        $   230,723         $    52,921         $  (233,183)
                                                                        ===========         ===========         ===========
BASIC NET INCOME (LOSS) PER
     COMMON SHARE ..............................................        $      0.31         $      0.07         $     (0.32)
                                                                        ===========         ===========         ===========
DILUTED NET INCOME (LOSS) PER
     COMMON SHARE ..............................................        $      0.28         $      0.06         $     (0.32)
                                                                        ===========         ===========         ===========



                  The accompanying notes are an integral part of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                     ACCUMULATED
                                                     COMMON STOCK                                       OTHER           TOTAL
                                               ----------------------     PAID-IN     RETAINED      COMPREHENSIVE   SHAREHOLDERS'
                                                SHARES        AMOUNT      CAPITAL      DEFICIT      INCOME (LOSS)      EQUITY
                                               --------      --------   ----------    ---------     -------------   -------------
BALANCE, DECEMBER 31, 1997 ...............      735,868      $735,868   $6,476,481    $(507,636)      $   5,822       $6,710,535
                                                                                                                      ----------
 Net loss.................................                                             (233,183)                        (233,183)
 Other comprehensive loss,
 net of income taxes:
   Unrealized loss on investment
   securities.............................                                                              (11,924)         (11,924)
     Less reclassification adjustments
     for losses included in net loss......                                                                8,228            8,228
                                                                                                                      ----------
 Comprehensive loss.......................                                                                              (236,879)
                                               --------      --------   ----------    ---------       ---------       ----------

BALANCE, DECEMBER 31, 1998 ...............      735,868       735,868    6,476,481     (740,819)          2,126        6,473,656
                                                                                                                      ----------
 Net income...............................                                               52,921                           52,921
 Other comprehensive loss,
 net of income taxes:
   Unrealized loss on investment
   securities............                                                                              (234,847)        (234,847)
    Less reclassification adjustments
    for losses included in net income.....                                                               21,583           21,583
                                                                                                                      ----------
 Comprehensive loss.......................                                                                              (160,343)
                                               --------      --------   ----------    ---------       ---------       ----------

BALANCE, DECEMBER 31, 1999 ...............      735,868       735,868    6,476,481     (687,898)       (211,138)       6,313,313
                                                                                                                      ----------
 Net income...............................                                              230,723                          230,723
 Other comprehensive income,
 net of income taxes:
   Unrealized gain on investment
   securities............                                                                               163,721          163,721
    Plus reclassification adjustments
    for losses included in net income.....                                                                5,913            5,913
                                                                                                                      ----------
 Comprehensive income.....................                                                                               400,357
 Exercise of stock options................        1,500         1,500       13,500                                        15,000
                                               --------      --------   ----------    ---------       ---------       ----------

BALANCE, DECEMBER 31, 2000 ...............      737,368      $737,368   $6,489,981    $(457,175)      $ (41,504)      $6,728,670
                                               ========      ========   ==========    =========       =========       ==========




              The accompanying notes are an integral part of these
                       consolidated financial statements

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                                             ------------------------------------------------
                                                                                 2000               1999              1998
                                                                             ------------      ------------      ------------
OPERATING ACTIVITIES
     Net income (loss) .................................................     $    230,723      $     52,921      $   (233,183)
     Adjustments to reconcile net income (loss) to net
     cash provided by operating activities
         Depreciation and amortization .................................          175,523           197,986           194,114
         Deferred income taxes .........................................          129,286            31,000           (71,000)
         Provision for loan losses .....................................          251,107           154,168           272,500
         Write down on real estate acquired in settlement of loans .....           11,426            50,000                --
         Loss on sale of investment securities .........................            8,959            32,702            12,467
         Increase in other assets ......................................         (176,699)         (203,788)         (120,152)
         Increase in other liabilities .................................          128,771           120,172            22,012
                                                                             ------------      ------------      ------------

             Net cash provided by operating activities .................          759,096           435,161            76,758
                                                                             ------------      ------------      ------------

INVESTING ACTIVITIES
         Proceeds from sale of investment securities ...................        1,548,201         4,678,226        10,576,918
         Purchase of investment securities .............................         (209,313)       (2,790,691)      (11,235,042)
         Decrease (increase) in Federal funds sold .....................       (6,919,000)        2,250,000        (1,040,000)
         Increase in loans, net ........................................      (13,174,903)      (11,450,941)       (9,986,237)
         Purchase of premises and equipment ............................         (271,024)          (96,556)          (24,213)
         Proceeds from disposal of premises and equipment ..............           24,085                --                --
                                                                             ------------      ------------      ------------

                 Net cash used by investing activities .................      (19,001,954)       (7,409,962)      (11,708,574)
                                                                             ------------      ------------      ------------

FINANCING ACTIVITIES
         Proceeds (repayments) of Federal Home Loan Bank
         advances ......................................................       (1,900,000)        1,900,000                --
         Increase (decrease) in Federal funds purchased ................         (920,000)          920,000                --
         Net increase in deposits ......................................       19,890,490         5,700,978        11,063,121
         Exercise of stock options .....................................           15,000                --                --
                                                                             ------------      ------------      ------------

         Net cash provided by financing activities .....................       17,085,490         8,520,978        11,063,121
                                                                             ------------      ------------      ------------
         Net increase (decrease) in cash ...............................       (1,157,368)        1,546,177          (568,695)

CASH AND CASH EQUIVALENTS AT BEGINNING OF
YEAR ...................................................................        2,516,526           970,349         1,539,044
                                                                             ------------      ------------      ------------

CASH AND EQUIVALENTS AT END OF YEAR ....................................     $  1,359,158      $  2,516,526      $    970,349
                                                                             ============      ============      ============
CASH PAID FOR
     Interest ..........................................................     $  2,378,832      $  1,447,576      $  1,147,103
                                                                             ============      ============      ============
     Income taxes ......................................................     $      1,910      $      1,000      $         --
                                                                             ============      ============      ============
SCHEDULE OF NONCASH INVESTING ACTIVITY
    Real estate acquired in settlement of loan .........................     $         --      $    288,074      $         --
                                                                             ============      ============      ============




    The accompanying notes are an integral part of these financial statements

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

         BEACH FIRST NATIONAL BANCSHARES, INC. (the "Company") is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the "Bank"). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. The Company uses the accrual basis of accounting.

ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

         The Company, through its subsidiary, makes loans to individuals and businesses in and around Horry County for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers' ability to repay their loans is not dependent upon any specific economic sector.

CASH AND CASH EQUIVALENTS

         For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks". Cash and cash equivalents have an original maturity of three months or less.

INVESTMENT SECURITIES

         The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The statement requires investments in equity and debt securities to be classified into three categories:


1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive loss).
2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.
3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of operations. The Company has no trading securities

LOANS, INTEREST AND FEE INCOME ON LOANS

         Loans are stated at the principal balance outstanding. Unearned discount, unamortized loan fees and the allowance for possible loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding. Points on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan.

         Loans are generally placed on non-accrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

         The provision for possible loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgement is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover possible losses in the loan portfolio; however, management's judgement is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

         The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

         Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to principal then to interest income. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

         A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2000 and 1999, the Company had no impaired loans.

REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

         Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

PROPERTY AND EQUIPMENT

         Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

INCOME TAXES

         The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

ADVERTISING AND PUBLIC RELATIONS EXPENSE

         Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

RECLASSIFICATIONS

         Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net loss or shareholders' equity.

RECENTLY ISSUED ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are to be measured at fair market value and recognized in the balance sheet as assets and liabilities. SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The two statements are to be adopted concurrently and are effective for fiscal years and quarters beginning after June 15, 2000. The Company does not expect that the adoption of SFAS No. 133 and SFAS No. 138 will have a material impact on the presentation of the Company's financial results or financial position.

         Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

         The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2000 and 1999 these required reserves were met by vault cash.

NOTE 3 - INVESTMENT SECURITIES

         The amortized costs and fair value of investment securities are as follows:


                                                         DECEMBER 31, 2000
                                  ---------------------------------------------------------------
                                                          GROSS UNREALIZED
                                  ---------------------------------------------------------------
                                  AMORTIZED COST        GAINS          LOSSES         FAIR VALUE
                                  --------------      --------        --------        -----------
Federal agencies ..........        $   662,903        $  6,507        $    150        $   669,260
Mortgage-backed ...........          7,299,032          11,866          81,025          7,229,873
                                   -----------        --------        --------        -----------

     Total securities .....        $ 7,961,935        $ 18,373        $ 81,175        $ 7,899,133
                                   ===========        ========        ========        ===========




                                                         DECEMBER 31, 1999
                                  ---------------------------------------------------------------
Federal agencies ..........        $   462,585        $     --        $ 10,528        $   452,057
Mortgage-backed ...........          8,837,430              --         309,378          8,528,052
                                   -----------        --------        --------        -----------

     Total securities .....        $ 9,300,015        $     --        $319,906        $ 8,980,109
                                   ===========        ========        ========        ===========


         The amortized costs and fair values of investment securities at December 31, 2000, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                         AMORTIZED COST        FAIR VALUE
                                                         --------------       ------------
Due after five through ten years .................        $    662,903        $    669,261
Due after ten years ..............................           7,299,032           7,229,872
                                                          ------------        ------------

     Total investment securities .................        $  7,961,935        $  7,899,133
                                                          ============        ============



         During 2000, 1999 and 1998 gross proceeds from the sale of investment securities were $1,548,201, $4,678,226, and $10,576,918, respectively. Net losses from the sale of investment securities in 2000, 1999 and 1998 were $8,959, $32,702 and $12,467, respectively. As of December 31, 2000 there were $4,199,635 of securities pledged as collateral for public funds and other purposes. At December 31, 1999 there were no securities pledged as collateral for public funds.

NOTE 4 - LOANS


         The composition of net loans by major loan category is presented below:



                                                                      DECEMBER 31,
                                                          ---------------------------------
                                                              2000                  1999
                                                          ------------         ------------
Commercial .......................................        $  8,719,474         $  5,914,549
Real estate - construction .......................           3,604,153            3,357,946
Real estate - mortgage ...........................          27,171,980           19,015,339
Consumer .........................................           6,126,548            4,250,158
                                                          ------------         ------------

Loans, gross .....................................          45,622,155           32,537,992
Less allowance for possible loan losses ..........            (569,245)            (408,878)
                                                          ------------         ------------

Loans, net .......................................        $ 45,052,910         $ 32,129,114
                                                          ============         ============


         At December 31, 2000 nonaccruing loans were $104,815. At December 31, 1999 there were no nonaccruing loans.

NOTE 5 - ALLOWANCE FOR POSSIBLE LOAN LOSSES

         The allowance for possible loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

         Activity within the allowance for possible loan losses account follows:


                                                                                        FOR THE YEARS ENDED
                                                                                             DECEMBER 31,
                                                                          ------------------------------------------------
                                                                             2000               1999               1998
                                                                          ----------         ----------         ----------
Balance, beginning of year .......................................        $  408,878         $  263,215         $  169,502
Recoveries of loans previously charged against the allowance .....                --                 --              1,499
Provision for loan losses ........................................           251,107            154,168            272,500
Loans charged against the allowance ..............................           (90,740)            (8,505)          (180,286)
                                                                          ----------         ----------         ----------
Balance, end of year .............................................        $  569,245         $  408,878         $  263,215
                                                                          ==========         ==========         ==========



NOTE 6 - PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows:


                                                                                 DECEMBER 31,
                                                                       -----------------------------
                                                                           2000             1999
                                                                       -----------       -----------
Land...........................................................        $   218,608       $   218,608
Buildings and improvements.....................................            996,724           994,339
Furniture and equipment........................................            672,940           587,142
Software.......................................................            173,406           104,819
Construction in progress.......................................            112,156            23,700
                                                                       -----------       -----------
                                                                         2,173,834         1,928,608
Accumulated depreciation.......................................           (627,387)         (482,184)
                                                                       ------------      ------------

      Total property and equipment.............................        $ 1,546,447       $ 1,446,424
                                                                       ===========       ===========



         Depreciation expense for the years ended December 31, 2000, 1999 and 1998 amounted to $146,918, $180,136, and $176,524, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow:



         TYPE OF ASSET                  LIFE IN YEARS       DEPRECIATION METHOD
-------------------------------         -------------       -------------------
Software                                          3            Straight-line
Furniture and equipment                      5 to 7            Straight-line
Buildings and improvements                  5 to 40            Straight-line

NOTE 7 - REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS



         During January of 1998, the Bank discovered a kiting operation involving two customers' accounts. In 1998, $100,000 of overdrafts on these two customers accounts were charged to the allowance for loan losses. In 1999, as part of recovering amounts at risk from the fraud, a deed was taken in lieu of foreclosure on a single family residence. The residence was sold in 2000. During 2000 and 1999, $58,927 and $61,192, respectively, of amounts previously thought to be recoverable from the sale of the real estate and included were charged to operations as writedowns to real estate and included in other operating expenses. Management believes all related losses due to the fraud have been recorded and no additional losses will be incurred.


NOTE 8 - DEPOSITS

         The following is a detail of the deposit accounts:


                                                                                 DECEMBER 31,
                                                                       --------------------------------
                                                                           2000                1999
                                                                       ------------        ------------
Non-interest bearing............................................       $  5,525,253        $  5,864,480
Interest bearing:
      NOW accounts..............................................          2,148,148           1,412,808
      Money market accounts.....................................         12,085,652           4,045,269
      Savings...................................................          3,133,648           4,512,060
      Time, less than $100,000..................................         21,181,849          14,327,578
      Time, $100,000 and over...................................         12,651,961           6,673,825
                                                                       ------------        ------------

Total deposits..................................................       $ 56,726,511        $ 36,836,020
                                                                       ============        ============



         Interest expense on time deposits greater than $100,000 was $647,924 in 2000, $312,030 in 1999, and $260,466 in 1998.


         At December 31, 2000 the scheduled maturities of certificates of deposit are as follows:


                  2001...................     $ 25,388,710
                  2002...................        6,707,115
                  2003...................        1,337,120
                  2004...................          400,865
                                              ------------
                                              $ 33,833,810
                                              ============


NOTE 9 - COMMITMENTS AND CONTINGENCIES

         The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, arising from such litigation and claims either have been properly accrued for or will not be material to shareholders' equity or the net income from operations.

         The Company has entered into a construction contract to build a branch office. Total estimated cost of the branch is $1,200,000. Amounts incurred under the contract are included in construction in progress as part of property and equipment. The branch is expected to be completed in June 2001.

         Refer to Note 13 concerning financial instruments with off balance sheet risk.



NOTE 10 - LINES OF CREDIT



         At December 31, 2000, the Bank had $3,000,000 of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

NOTE 11 - INCOME TAXES


         The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31,:



                                                                      2000           1999         1998
                                                                   ---------       --------    ---------
Income taxes currently payable
      Federal................................................      $      --       $     --    $      --
      State..................................................         15,840          1,890           --
                                                                   ---------       --------    ---------

                                                                      15,840          1,890           --
                                                                   ---------       --------    ---------
Tax consequences of differences
      Depreciation...........................................          4,470         24,680           --
      Net operating loss.....................................        124,816          7,430      (71,000)
                                                                   ---------       --------    ---------

                                                                     129,286         32,110      (71,000)
                                                                   ---------       --------    ---------

                  Provision (benefit)........................      $ 145,126       $ 34,000    $ (71,000)
                                                                   =========       ========    =========



         The income tax effect of cumulative temporary differences at December 31, are as follows:



                                                                      DEFERRED TAX ASSET (LIABILITY)
                                                                      ------------------------------
                                                                          2000              1999
                                                                      -----------        -----------
Allowance for loan losses.......................................       $  198,475        $  139,000
Net operating loss carry forward................................               --           163,000
Unrealized loss on investment securities........................           22,661           108,770
Depreciation....................................................          (29,150)          (24,680)
                                                                       ----------        ----------
                                                                          191,986           386,090
         Less valuation allowance...............................         (112,279)         (102,772)
                                                                       ----------        ----------

                  Net deferred tax asset........................       $   79,707        $  283,318
                                                                       ==========        ==========


         The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2000 and 1999. Due to cumulative losses incurred since inception, management has included a deferred tax asset valuation allowance of $112,279. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods.

         The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:


                                                               2000                 1999                    1998
                                                         ---------------       ----------------       -----------------
                                                         AMOUNT       %        AMOUNT        %          AMOUNT       %
                                                        --------      --       -------       --       ---------     ---
    Tax expense (benefit) at statutory rate ......      $127,790      34%      $29,550       34%      $(103,420)    (34)%

    Increase (decrease) in taxes
      Resulting from:
      State bank tax (net of federal benefit) ....        10,455       3%        1,250        1%             --      --
      Valuation allowance ........................         6,881       2%        3,200        4%*        32,420      11%
                                                        --------      --       -------       --       ---------     ---
      Tax provision (benefit) ....................      $145,126      39%      $34,000       39%      $ (71,000)    (23%)
                                                        ========      ==       =======       ==       =========     ===


NOTE 12 - RELATED PARTY TRANSACTIONS

         Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.



         A summary of loan transactions with directors, including their affiliates, and executive officers follows:


                                                                           FOR THE YEARS ENDED
                                                                               DECEMBER 31,
                                                              --------------------------------------------
                                                                  2000            1999              1998
                                                              -----------     -----------       ----------
Balance, beginning of year.............................      $  3,936,854    $  2,505,386      $ 2,662,407
New loans..............................................         2,757,853       3,315,398        1,552,088
Less loan payments.....................................         1,858,979       1,883,930        1,709,109
                                                             ------------    ------------      -----------

Balance, end of year...................................      $  4,835,728    $  3,936,854      $ 2,505,386
                                                             ============    ============      ===========


         Deposits by directors and their related interests, at December 31, 2000 and 1999, approximated $4,924,000 and $5,450,000, respectively.


         One of the directors of the Bank was awarded the contract to construct a branch office (see note 9).



NOTE 13 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

         In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

         The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.


         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2000, unfunded commitments to extend credit were $6,225,000, of which $3,000,000 is at fixed rates and $3,225,000 is at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

         At December 31, 2000, there was a $840,999 commitment under a letter of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.


NOTE 14 - EMPLOYEE BENEFIT PLAN


         The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2000, 1999 and 1998 amounted to $18,416, $11,854 and $10,398, respectively.



NOTE 15 - STOCK OPTION PLANS


         The Company sponsors a stock option plan for the benefit of the directors, officers and employees. The Board may grant up to 110,000 incentive stock options at an option price per share not less than the fair market value on the date of grant. The directors were granted 1,500 options each that vested immediately. All other options granted to officers and employees vest either over two or five years and expire 10 years from the grant date.



         During 2000, the Company extended the expiration of 22,077 stock options to a former officer. Under the terms of the extension, these options became nonqualified options with an exercise price of $10.00 per share and expiration date of January 15, 2002. No compensation expense was charged to operations as the exercise price was equal to the fair market value of the stock on the date of the extension.



         The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost been determined based on the fair value at the grant date for the above stock option awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and net income (loss) per common share would have changed to the pro forma amounts indicated below:



                                                                           FOR THE YEARS ENDED
                                                                               DECEMBER 31,
                                                             ---------------------------------------------
                                                                 2000            1999              1998
                                                             ----------      -----------       -----------
Net income (loss)
         As reported...................................      $ 230,723       $    52,921       $  (233,183)
         Pro forma.....................................        193,968            (1,451)         (286,381)
Basic net income (loss) per common share
         As reported...................................            .31               .07              (.32)
         Pro forma.....................................            .26               .00              (.39)
Diluted net income (loss) per common share
         As reported...................................            .28               .06              (.32)
         Pro forma.....................................            .24               .00              (.39)



         The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. The risk free interest rate used was 5.89 percent, the expected option life was 5 years, the assumed dividend rate was zero, and the assumed volatility was 10%.

         A summary of the status of the plan as of December 31, 2000, 1999 and 1998 and changes during the years ending on those dates is presented below:



                                                 2000                           1999                          1998
                                      --------------------------     ------------------------      -------------------------
                                                    WEIGHTED                      WEIGHTED                       WEIGHTED
                                                     AVERAGE                       AVERAGE                        AVERAGE
                                      SHARES      EXERCISE PRICE     SHARES    EXERCISE PRICE      SHARES     EXERCISE PRICE
                                      -------     --------------     -------   --------------      -------    --------------
Outstanding at beginning
 of year .....................        104,978       $   10.08        103,978      $   10.07        101,048      $   10.00
Granted ......................          5,000           12.50          1,000          12.00          4,585          11.76
Exercised ....................         (1,500)          10.00             --             --             --             --
Forfeited or expired .........        (19,616)          10.00             --             --                         10.48
                                      -------                        -------                       -------
                                                                                                    (1,655)
                                                                                                   -------
Outstanding at end
 of year .....................         88,862           10.24        104,978          10.08        103,978          10.07
                                      =======                        =======                       =======

Options exercisable at
 year-end ....................         55,014           10.03         69,714          10.02         53,118          10.03
                                      =======                        =======                       =======

Shares available
 for grant ...................         19,638              --          5,022             --          6,022             --
                                      =======                        =======                       =======



NOTE 16 - DIVIDENDS

         There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Bank's and the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the OCC. Generally, these restrictions require the Bank to pay dividends derived solely from net profits. Moreover, OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.


NOTE 17 - COMMON STOCK AND EARNINGS PER SHARE

         SFAS No. 128, "Earnings per Share" requires that the Company present basic and diluted net income (loss) per common share. The assumed conversion of stock options creates the difference between basic and diluted net income (loss) per common share. Income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income (loss) per common share was 736,118 in 2000 and 735,868 in 1999 and 1998. The weighted average number of common shares outstanding for diluted net income per common share was 822,407 and 824,050 in 2000 and 1999. In 1998 the Company reported net losses and accordingly the diluted computation was antidilutive.

NOTE 18 - REGULATORY MATTERS




         The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.



         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.



         As of December 31, 2000, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.



         The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:



                                                                                                TO BE WELL CAPITALIZED UNDER
                                                                         FOR CAPITAL ADEQUACY     PROMPT CORRECTIVE ACTION
                                                                                PURPOSES                   PROVISIONS
                                                                        ---------------------   -----------------------------
                                                    ACTUAL                     MINIMUM                    MINIMUM
                                             -------------------        ---------------------   -----------------------------
                                             AMOUNT        RATIO        AMOUNT         RATIO        AMOUNT         RATIO
                                             ------        -----        ------         -----        ------         -----
                                                                            (AMOUNTS IN $000)
AS OF DECEMBER 31, 2000
   Total Capital (to risk
      weighted assets) .............        $6,428         13.8%        $3,731          8.0%        $4,664         10.0%
   Tier 1 Capital (to risk
      weighted assets) .............         5,859         12.6%         1,866          4.0          2,798          6.0
   Tier 1 Capital (to
      average assets) ..............         5,859          9.4          2,499          4.0          3,123          5.0

AS OF DECEMBER 31, 1999
   Total Capital (to risk
      weighted assets) .............         6,032         17.7          2,721          8.0          3,401         10.0
   Tier 1 Capital (to risk
      weighted assets) .............         5,623         16.5          1,360          4.0          2,041          6.0
   Tier 1 Capital (to
      average assets) ..............         5,623         12.7          1,773          4.0          2,217          5.0



NOTE 19 -FAIR VALUE OF FINANCIAL INSTRUMENTS

         SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

         Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments and stock.



         Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.



         Fair value for fixed rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.



         Fair value for demand deposit accounts, interest-bearing accounts with no fixed maturity date, and certificate of deposit accounts are valued by discounting at rates currently available on similar account types.



         Fair value for long-term debt is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.



         The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.



The estimated fair values of the Company's financial instruments are as follows:



                                                                                      DECEMBER 31,
                                                            ---------------------------------------------------------------------
                                                                       2000                                  1999
                                                            -----------------------------         -------------------------------
                                                             CARRYING           FAIR                CARRYING            FAIR
                                                              AMOUNT            VALUE                AMOUNT             VALUE
                                                            -----------      ------------         ------------       -----------
FINANCIAL ASSETS:
    Cash and due from banks........................         $ 1,359,158      $  1,359,158         $  2,516,526       $ 2,516,526
    Federal funds sold and short term investments..           6,919,000         6,919,000                   --                --
    Investment securities..........................           7,899,133         7,899,133            8,980,109         8,980,109
    Federal Reserve Bank stock.....................             164,700           164,700              190,850           190,850
    Federal Home Bank Loan Bank stock..............             122,200           122,200              112,200           112,200
    Loans, net.....................................          45,052,910       44, 232,947           32,129,114        30,131,000

FINANCIAL LIABILITIES:
    Deposits.......................................          56,726,511        64,055,576           36,836,020        29,468,816
    FHLB advances..................................                  --                --            1,900,000         1,900,000
    Federal funds purchased........................                  --                --              920,000           920,000

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS:
    Commitments to extend credit...................           6,225,000         6,225,000            3,586,349         3,586,349
    Standby letters of credit......................             840,999           840,999               25,000            25,000

NOTE 20 - PARENT COMPANY FINANCIAL INFORMATION

         Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

                            CONDENSED BALANCE SHEETS



                                                                                  DECEMBER 31,
                                                                        -----------------------------
                                                                           2000               1999
                                                                        -----------       -----------
ASSETS
Cash..................................................................  $     9,344       $    56,254
Due from Bank subsidiary..............................................      317,901           104,754
Investment in Bank subsidiary.........................................    5,816,629         5,438,309
Securities available for sale.........................................      600,454           730,369
Other assets..........................................................       26,491            16,596
                                                                        -----------       -----------

          Total assets................................................  $ 6,770,819       $ 6,346,282
                                                                        ===========       ===========


LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable......................................................  $    42,149       $    32,969
Shareholders' equity..................................................    6,728,670         6,313,313
                                                                        -----------       -----------

          Total liabilities and shareholders' equity..................  $ 6,770,819       $ 6,346,282
                                                                        ===========       ===========



                       CONDENSED STATEMENTS OF OPERATIONS


                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                                -----------------------------------------
                                                                   2000           1999            1998
                                                                ----------     ----------      ----------
REVENUES
Interest income ...........................................     $   40,681     $   40,337      $   46,720
Gain (loss) on sale of securities .........................            167         (1,363)         (1,155)
Other income ..............................................             --             91             100
                                                                ----------     ----------      ----------

         Total revenues ...................................         40,848         39,065          45,665
                                                                ----------     ----------      ----------

EXPENSES
Amortization ..............................................          2,900          2,900           2,900
Other expenses ............................................         31,384         25,081          53,630
                                                                ----------     ----------      ----------

         Total expenses ...................................         34,284         27,981          56,530
                                                                ----------     ----------      ----------

Income (loss) before equity in undistributed
  net income (loss) of Bank subsidiary ....................          6,564         11,084         (10,865)
Equity in undistributed net income (loss) of Bank
Subsidiary ................................................        224,159         41,837        (222,318)
                                                                ----------     ----------      ----------

         Net income (loss) ................................     $  230,723     $   52,921      $ (233,183)
                                                                ==========     ==========      ==========

                       CONDENSED STATEMENTS OF CASH FLOWS


                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                              2000              1999                1998
                                                           -----------       -----------       ------------
OPERATING ACTIVITIES
  Net income (loss).....................................   $   230,723       $   52,921        $   (233,183)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities
  Equity in undistributed net income (loss) of
    the bank subsidiary.................................      (224,159)         (41,837)            222,318
  Amortization..........................................         2,900            2,900               2,900
  Decrease (increase) in due from Bank..................      (213,147)         248,284            (353,038)
  (Gain) loss on sale of securities.....................          (167)           1,363               1,155
  (Increase) decrease in other assets...................       (12,795)          (5,915)             50,412
  (Decrease) increase in accounts payable...............        24,653           (3,659)             17,690
                                                           -----------       -----------       ------------

       Net cash provided by (used for) operating
         activities.....................................      (191,992)         254,057            (291,746)

INVESTING ACTIVITIES
  Purchase of securities available for sale.............            --         (343,000)           (609,693)
  Proceeds from sale of securities available for sale...       130,082          132,407             866,424
                                                           -----------       ----------        ------------

       Net cash provided by (used for) investing
         activities.....................................       130,082         (210,593)            256,731

FINANCING ACTIVITIES
Proceeds from exercise of stock options.................        15,000               --                  --
                                                           -----------       ----------        ------------

       Net increase (decrease) in cash and cash
         equivalents....................................       (46,910)          43,464             (35,015)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR............        56,254           12,790              47,805
                                                           -----------       ----------        ------------

CASH AND CASH EQUIVALENTS, END OF
 YEAR...................................................   $     9,344       $   56,254        $     12,790
                                                           ===========       ==========        ============

                      BEACH FIRST NATIONAL BANCSHARES, INC.

         FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2001
                                   (UNAUDITED)

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                          MYRTLE BEACH, SOUTH CAROLINA
                           CONSOLIDATED BALANCE SHEETS


                                                                                MARCH 31,                     DECEMBER 31,
                                                                    ---------------------------------         ------------
                                                                        2001                 2000                 2000
                                                                    ------------         ------------         ------------
                                                                     (UNAUDITED)          (UNAUDITED)           (AUDITED)
                                                                    ------------         ------------         ------------
                                                        ASSETS
Cash and due from banks ....................................        $  1,727,765         $    893,457         $  1,359,158
Federal funds sold and short-term investments ..............           6,295,072              210,000            6,919,000
Investment securities available for sale ...................           7,524,612            9,140,545            8,186,033
Loans, net .................................................          50,881,545           36,630,167           45,052,910
Premises and equipment, net ................................           1,805,794            1,436,725            1,546,447
Real estate acquired in settlement of loans ................                  --               84,820                   --
Other assets ...............................................             745,155              729,241              706,468
                                                                    ------------         ------------         ------------
     Total assets ..........................................        $ 68,979,943         $ 49,124,955         $ 63,770,016
                                                                    ============         ============         ============

                                        LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Deposits
   Noninterest bearing deposits ............................        $  8,111,299         $  6,411,151         $  5,525,253
   Interest bearing deposits ...............................          53,585,656           33,070,791           51,201,258
                                                                    ------------         ------------         ------------
      Total deposits .......................................          61,696,955           39,481,942           56,726,511
Other borrowings ...........................................                  --            3,100,000                   --
Other liabilities ..........................................             389,206              239,002              314,835
                                                                    ------------         ------------         ------------
      Total liabilities ....................................          62,086,161           42,820,944           57,041,346
                                                                    ------------         ------------         ------------
SHAREHOLDERS' EQUITY:
Common stock, $1 par value; 10,000,000 shares
   Authorized; 737,368 shares issued and outstanding at
   March 31, 2001 and December 31, 2000, and
   735,868 shares issued and outstanding at
   March 31,2000 ...........................................             737,368              735,868              737,368
Paid-in capital ............................................           6,489,981            6,476,481            6,489,981
Retained deficit ...........................................            (347,394)            (639,544)            (457,175)
Accumulated other comprehensive income (loss) ..............              13,827             (268,794)             (41,504)
                                                                    ------------         ------------         ------------
     Total shareholders' equity ............................           6,893,782            6,304,011            6,728,670
                                                                    ------------         ------------         ------------
     Total liabilities and shareholders' equity ............        $ 68,979,943         $ 49,124,955         $ 63,770,016
                                                                    ============         ============         ============





                   The accompanying notes are an integral part
                  of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC, AND SUBSIDIARY
                          MYRTLE BEACH, SOUTH CAROLINA
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)


                                                                   THREE MONTHS ENDED MARCH 31
                                                                ---------------------------------
                                                                    2001                  2000
INTEREST INCOME
   Interest and fees on loans ..........................        $  1,130,407         $    805,520
   Investment securities ...............................             136,720              154,071
   Federal funds sold ..................................              83,952                3,126
                                                                ------------         ------------
          Total interest income ........................           1,351,079              962,717

INTEREST EXPENSE
   Deposits ............................................             732,739              427,309
   Other borrowings ....................................               1,590               36,720
                                                                ------------         ------------
          Total interest expense .......................             734,329              464,029
                                                                ------------         ------------

          Net interest income ..........................             616,750              498,688

PROVISION FOR POSSIBLE LOAN
   LOSSES ..............................................              70,000               38,732
                                                                ------------         ------------
          Net interest income after provision for
          possible loan losses .........................             546,750              459,956
                                                                ------------         ------------

NONINTEREST INCOME
   Service fees on deposit accounts ....................              71,401               55,357
   Loss on sale of investment securities ...............              (3,025)              (2,508)
   Other income ........................................              13,779                9,100
                                                                ------------         ------------
          Total noninterest income .....................              82,155               61,949
                                                                ------------         ------------

NONINTEREST EXPENSES
   Salaries and wages ..................................             240,622              203,511
   Employee benefits ...................................              22,990               19,413
   Supplies and printing ...............................              11,744               11,909
   Advertising and public relations ....................              16,362               17,207
   Professional fees ...................................              12,938               35,187
   Depreciation and amortization .......................              36,164               44,445
   Occupancy ...........................................              14,342               11,720
   Data processing fees ................................              31,283               22,523
   Other operating expenses ............................              68,133               78,977
                                                                ------------         ------------

         Total noninterest expenses ....................             454,578              444,892
                                                                ------------         ------------

         Income before income taxes ....................             174,327               77,013

INCOME TAX EXPENSE .....................................              64,545               28,659
                                                                ------------         ------------

          Net  income ..................................        $    109,782         $     48,354
                                                                ============         ============

BASIC NET INCOME PER COMMON SHARE ......................        $        .15         $        .07
                                                                ============         ============
    SHARE

DILUTED NET INCOME PER COMMON SHARE ....................        $        .14         $        .06
                                                                ============         ============


                   The accompanying notes are an integral part
                  of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (UNAUDITED)


                                                                                                       Accumulated
                                                          Common stock                                    other          Total
                                                      -------------------     Paid-in      Retained   Comprehensive   shareholders'
                                                      Shares      Amount      Capital       Deficit       Income         Equity
                                                      -------    --------    ----------    ---------  -------------   -------------
BALANCE, DECEMBER 31, 1999 .......................    735,868    $735,868    $6,476,481    $(687,898)    $(211,138)    $   313,313
 Net income ......................................         --          --            --       48,354            --           8,354
 Other comprehensive loss, net of income taxes:
  Unrealized gain on investment securities .......         --          --            --           --       (60,164)        (60,164)
  Less reclassification adjustments for losses
   included in net loss ..........................         --          --            --           --         2,508           2,508
                                                                                                                       -----------
 Comprehensive loss                                        --          --            --           --            --          (9,302)
                                                      -------    --------    ----------    ---------     ---------     -----------
BALANCE, MARCH 31, 2000 ..........................    735,868    $735,868    $6,476,481    $(639,544)    $(268,794)    $ 6,304,011
                                                      =======    ========    ==========    =========     =========     ===========

                                                                                                       Accumulated
                                                          Common stock                                    other          Total
                                                      -------------------     Paid-in      Retained   Comprehensive   shareholders'
                                                      Shares      Amount      Capital       Deficit       Income         Equity
                                                      -------    --------    ----------    ---------  -------------   -------------

BALANCE, DECEMBER 31, 2000 .......................    737,368    $737,368    $6,489,981    $(457,175)    $ (41,504)    $ 6,728,670
 Net income ......................................         --          --            --      109,782            --         109,782
 Other comprehensive income, net of income taxes:
   Unrealized gain on investment securities ......         --          --            --           --        57,327          57,327
   Less reclassification adjustments for losses
    included in net income .......................         --          --            --           --        (1,997)         (1,997)
                                                                                                                       -----------
 Comprehensive income ............................         --          --            --           --            --         165,112
                                                      -------    --------    ----------    ---------     ---------     -----------
BALANCE, MARCH 31, 2001 ..........................    737,368    $737,368    $6,489,981    $(347,393)    $  13,826     $ 6,893,782
                                                      =======    ========    ==========    =========     =========     ===========



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

              BEACH FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                          MYRTLE BEACH, SOUTH CAROLINA
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)


                                                                                 THREE MONTHS ENDED MARCH 31,
                                                                              ---------------------------------
                                                                                  2001                 2000
                                                                              ------------         ------------
OPERATING ACTIVITIES
   Net income ........................................................        $    109,782         $     48,354
   Adjustments to reconcile net income to net cash provided by
        (used in) operating activities:
        Deferred income taxes ........................................              16,141               28,659
        Provisions for loan losses ...................................              70,000               31,168
        Depreciation and amortization ................................              36,164               44,445
        Writedown on real estate acquired in settlement of loans .....                  --               15,000
        Loss on sale of investment securities ........................               3,025                2,508
       (Increase) decrease in other assets ...........................             (38,687)             (50,901)
        Increase in other liabilities ................................              74,371               52,940
                                                                              ------------         ------------
           Net cash provided by operating activities .................             270,796              172,173
                                                                              ------------         ------------

INVESTING ACTIVITIES
   Purchase of investment securities .................................             (21,900)            (209,313)
   Proceeds from sale of investment securities .......................             683,321              260,719
   Decrease (increase) in Federal funds sold .........................             623,928             (210,000)
   Increase in loans, net ............................................          (5,898,635)          (4,532,221)
   Purchase of premises and equipment ................................            (259,347)             (30,349)
   Proceeds from sale of OREO ........................................                  --                   --
                                                                              ------------         ------------
        Net cash used in investing activities                                   (4,872,633)          (4,721,164)
                                                                              ------------         ------------
FINANCING ACTIVITIES
   Increase (decrease) in Federal funds purchased ....................                  --              280,000
                                                                              ------------
   Net increase (decrease) in deposits ...............................           4,970,444            2,645,922
                                                                              ------------         ------------
          Net cash provided by financing activities ..................           4,970,444            2,925,922
                                                                              ------------         ------------

          Net increase (decrease) in cash and cash equivalents .......             368,607           (1,623,069)

CASH AND CASH EQUIVALENTS, BEGINNING
   OF PERIOD .........................................................        $  1,359,158         $  2,516,526
                                                                              ============         ============

CASH AND CASH EQUIVALENTS, END OF
   PERIOD ............................................................        $  1,727,765         $    893,457
                                                                              ============         ============

CASH PAID FOR
   Income taxes ......................................................        $      6,861         $      3,290
                                                                              ============         ============

 Interest ............................................................        $    712,567         $    448,828
                                                                              ============         ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      BEACH FIRST NATIONAL BANCSHARES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



1.       BASIS OF PRESENTATION



         The accompanying unaudited consolidated financial statements for Beach First National Bancshares, Inc. ("Company") were prepared in accordance with instructions for Form 10-QSB and, therefore, do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. All adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary for fair presentation of the interim consolidated financial statements have been included. The results of operations for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire year. These consolidated financial statements do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2000.




2.       PRINCIPLES OF CONSOLIDATION



         The accompanying unaudited consolidated financial statements include the accounts of the Company and its subsidiary, Beach First National Bank. All significant intercompany items and transactions have been eliminated in consolidation.




3.       EARNINGS PER SHARE



         The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock such as options, warrants, convertible securities or contingent stock agreements if those securities trade in a public market.




         This standard specifies computation and presentation requirements for both basic EPS and, for entities with complex capital structures, diluted EPS. Basic earnings per share are computed by dividing net income by the weighted average common shares outstanding. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under the Company's stock option plan is reflected in diluted earnings per share by application of the treasury stock method.



         RECONCILIATION OF THE NUMERATORS AND DENOMINATORS OF THE BASIC AND DILUTED EPS COMPUTATIONS:



                              FOR THE QUARTER ENDED
                                 MARCH 31, 2001



                                                    INCOME              SHARES           PER SHARE
                                                  (NUMERATOR)        (DENOMINATOR)         AMOUNT
                                                  -----------        -------------      ------------
         Basic EPS                                $  109,782             737,368        $       0.15
         Effect of Diluted Securities:
             Stock options                                --              70,833                (.01)
                                                  ----------          ----------         -----------
         Diluted EPS                              $  109,782             808,201        $       0.14

             ------------------------------------------------------
             ------------------------------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Summary...............................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Market for Common Stock...............    9
Dividend Policy.......................   10
Dilution..............................   10
Capitalization........................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   28
Supervision and Regulation............   34
Management............................   41
Compensation of Directors and
  Executive Officers..................   45
Certain Relationships and Related
  Transactions........................   46
Principal Shareholders................   47
Description of Securities.............   48
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Additional Information................   52
Incorporation of Certain Information
  by Reference........................   53
Index to Financial Statements.........  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE ON THE PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

     UNTIL                (40 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                 454,545 SHARES
                                  COMMON STOCK

                              BEACH FIRST NATIONAL
                                BANCSHARES, INC.

                                BEACH FIRST LOGO
                              --------------------

                                   PROSPECTUS
                              --------------------
                           SCOTT & STRINGFELLOW, INC.

                                          , 2001
             ------------------------------------------------------
             ------------------------------------------------------

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



         Estimated expenses (other than underwriting commissions) of the sale of the shares of common stock are as follows:




SEC Registration Fee                                              $    1,634
NASD Filing Fee                                                        1,000
Financial Advisory Fee                                                72,000
Printing and Engraving                                                38,000
Legal Fees and Expenses                                              150,000
Accounting Fees                                                       25,000
Blue Sky Fees and Expenses                                             8,500
Transfer Agent and Registrar Fees and Expenses                         4,866
Miscellaneous Disbursements                                       $    9,000
                                                                  ----------
Total                                                             $  310,000
                                                                  ==========



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS



         Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988 (the "Act") provides us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of our directors under certain circumstances. Our articles of incorporation also provide us with the power and authority to the fullest extent legally permissible under the Act to indemnify our directors and officers, persons serving at our request or for our benefit as directors or officers of another corporation, and persons serving as our representatives or agents in certain circumstances. Pursuant to such authority and the provisions of our articles of incorporation, we have purchased insurance against certain liabilities that may be incurred by the company and our officers and directors. Reference is also made to the discussion in the prospectus under the caption "Description of Securities -- Director Liability."



         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.



ITEM 16. EXHIBITS.



1.1      *Form of underwriting agreement with Scott & Stringfellow, Inc.



3.1. Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 33-95562 on Form S-1)



3.2. Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-95562 on Form S-1)



4.1. Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-95562 on Form S-1)



4.2.     Form of Certificate of Common Stock (incorporated by reference to
         Exhibit 4.2 to the Company's Registration Statement No. 33-95562 on Form S-1)



5.1.     Opinion of Nelson Mullins Riley & Scarborough, L.L.P. Regarding
         Legality

10.1. Employment Agreement dated March 4, 2000, among Beach First Bancshares, Inc., Beach First National Bank, and Walter E. Standish, III.



23.1.    Consent of Independent Auditor


23.2. Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)

24.1.    Power of Attorney (included as part of the signature page)


------------------------
* To be filed by amendment.


ITEM 17.          UNDERTAKINGS.

         (a) Acceleration of Effective Date. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) Incorporation of Subsequent Exchange Act Documents. The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  Rule 430A.  Company hereby undertakes that:

              (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon the Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

              (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BEACH FIRST NATIONAL BANCSHARES, INC.



Date:  June 6, 2001             By:      /s/Walter E. Standish, III
                                         -------------------------------------
                                         President and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Walter E. Standish, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.



Signature                                                Title                                   Date
---------                                                -----                                   ----


*
---------------------------
Michael Bert Anderson                                   Director


*
---------------------------
Orvis Bartlett Buie                                     Director


*
---------------------------
Raymond E. Cleary III                     Chairman of the Board, and Director


*
---------------------------
Michael D. Harrington                                   Director


*
---------------------------
Joe N. Jarrett, Jr.                                     Director


*
---------------------------
Richard E. Lester                                       Director


*
---------------------------
Rick H. Seagroves                                       Director




*
---------------------------
Don J. Smith                                            Director


Signature                                                Title                                   Date
---------                                                -----                                   ----


*
----------------------------
Samuel Robert Spann, Jr.                                Director


*
----------------------------
B. Larkin Spivey, Jr.                                   Director

/s/ Walter E. Standish, III                                                                  June 6, 2001
----------------------------                  President, Chief Executive Officer,
Walter E. Standish, III                                 and Director


*
----------------------------
Stephanie L. Vickers                          Chief Financial Officer and
                                              Principal Accounting Officer

*
----------------------------
James C. Yahnis                                         Director

/s/ Walter E. Standish, III.                                                                 June 6, 2001
----------------------------
Walter E. Standish, III
* As Attorney-in-fact.